As filed with the Securities and Exchange Commission on December 20, 2024

Registration No. 333-276131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 2

TO

FORM S-1 ON FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Allurion Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	92-2182207
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11 Huron Drive

Natick, MA 01760

(508) 647-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shantanu Gaur

Chief Executive Officer

Allurion Technologies, Inc.

11 Huron Drive

Natick, MA 01760

Tel: (508) 647-4000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Danielle M. Lauzon

Jeffrey A. Letalien

Paul R. Rosie

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Tel: (617) 570-1000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. ☐

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement on Form S-3 constitutes a post-effective amendment to the registration statement on Form S-1 (File No. 333-276131) filed with the Securities and Exchange Commission (“SEC”) by Allurion Technologies, Inc., a Delaware corporation (“Allurion,” the “Company” or “we”), on December 19, 2023, as amended by Post-Effective Amendment No. 1 to Form S-1 filed with the SEC on June 21, 2024 (as amended, the “Registration Statement”). The Registration Statement was initially declared effective by the SEC on December 29, 2023 and initially registered up to 9,482,468 shares of our common stock, par value $0.0001 per share (“Common Stock”), that have been or may be issued by us to Chardan Capital Markets LLC (“Chardan”) pursuant to a ChEF Purchase Agreement, dated as of December 18, 2023, by and between us and Chardan (the “Chardan Purchase Agreement”) establishing a committed equity facility (the “Chardan Equity Facility”). Such shares of our Common Stock consist of (i) up to 9,446,957 shares of our Common Stock that we may elect, in our sole discretion, to issue and sell to Chardan, from time to time under the Chardan Purchase Agreement (the “Purchase Shares”) and (ii) 35,511 shares of our Common Stock (such shares, the “Commitment Shares”) issued to Chardan as consideration for its execution and delivery of the Chardan Purchase Agreement on the Signing Date (as defined herein). The actual number of shares of our Common Stock issuable will vary depending on the then-current market price of shares of our Common Stock sold to Chardan under the Chardan Equity Facility, but will not exceed the number set forth in the preceding sentence unless we file an additional registration statement under the Securities Act (as defined herein) with the SEC. See “The Committed Equity Financing” for a description of the Chardan Purchase Agreement and the Chardan Equity Facility, “Selling Securityholder” for additional information regarding Chardan, and “Plan of Distribution (Conflicts of Interest)” for a description of compensation payable to Chardan.

We are filing this Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (“Post-Effective Amendment No. 2”) for purposes of converting the Registration Statement on Form S-1 into a registration statement on Form S-3 because we are now eligible to use Form S-3. This registration statement on Form S-3 contains an updated prospectus relating to the offering and sale of the shares that were registered for resale on the Registration Statement on Form S-1.

No additional securities are being registered under this Post-Effective Amendment No. 2. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 20, 2024

PRELIMINARY PROSPECTUS

ALLURION TECHNOLOGIES, INC.

Up to 9,482,468 Shares of Common Stock

This prospectus relates to the potential offer and sale from time to time by Chardan Capital Markets LLC (“Chardan”) of up to 9,482,468 shares of our common stock, par value $0.0001 per share (“Common Stock”), that have been or may be issued by us to Chardan pursuant to a ChEF Purchase Agreement, dated as of December 18, 2023, by and between us and Chardan (the “Chardan Purchase Agreement”) establishing a committed equity facility (the “Chardan Equity Facility” or “Facility”). Such shares of our Common Stock consist of (i) up to 9,446,957 shares of our Common Stock that we may elect, in our sole discretion, to issue and sell to Chardan, from time to time under the Chardan Purchase Agreement (the “Purchase Shares”) and (ii) 35,511 shares of our Common Stock (such shares, the “Commitment Shares”) issued to Chardan as consideration for its execution and delivery of the Chardan Purchase Agreement on the Signing Date (as defined herein). The actual number of shares of our Common Stock issuable will vary depending on the then-current market price of shares of our Common Stock sold to Chardan under the Chardan Equity Facility, but will not exceed the number set forth in the preceding sentence unless we file an additional registration statement under the Securities Act with the SEC. See “The Committed Equity Financing” for a description of the Chardan Purchase Agreement and the Chardan Equity Facility, “Selling Securityholder” for additional information regarding Chardan, and “Plan of Distribution (Conflicts of Interest)” for a description of compensation payable to Chardan.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of the shares of our Common Stock by Chardan. We may receive up to $100.0 million in aggregate gross proceeds from Chardan under the Chardan Purchase Agreement in connection with sales of the shares of our Common Stock to Chardan pursuant to the Chardan Purchase Agreement after the date of this prospectus. However, the actual proceeds from Chardan may be less than this amount depending on the number of shares of our Common Stock sold and the price at which the shares of our Common Stock are sold.

This prospectus provides you with a general description of such securities and the general manner in which Chardan may offer or sell the securities. More specific terms of any securities that Chardan may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus.

Chardan may offer, sell or distribute all or a portion of the shares of our Common Stock acquired under the Chardan Purchase Agreement and hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will bear all costs, expenses and fees in connection with the registration of the shares of our Common Stock, including with regard to compliance with state securities or “blue sky” laws. The timing and amount of any sales are within the sole discretion of Chardan. Chardan is an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), and any profit on the sale of shares of our Common Stock by Chardan and any discounts, commissions or concessions received by it may be deemed to be underwriting discounts and commissions under the Securities Act. Although Chardan is obligated to purchase shares of our Common Stock under the terms and subject to the conditions and limitations of the Chardan Purchase Agreement to the extent we choose to sell such shares of our Common Stock to it (subject to certain conditions), there can be no assurances that we will choose to sell any shares of our Common Stock to Chardan or that Chardan will sell any or all of the shares of our Common Stock, if any, purchased under the Chardan Purchase Agreement pursuant to this prospectus. Chardan will bear all commissions and discounts, if any, attributable to its sale of shares of our Common Stock. See “Plan of Distribution (Conflicts of Interest).”

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

Our Common Stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ALUR”. On December 19, 2024, the last quoted sale price for the shares of our Common Stock as reported on the NYSE was $0.28 per share.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 19 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 20, 2024.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. By using a shelf registration statement, the Selling Securityholder (as defined below) named in this prospectus may sell the securities described in this prospectus from time to time in one or more offerings as described in this prospectus. To the extent necessary, each time that the Selling Securityholder offers and sells securities, we or the Selling Securityholder may provide a prospectus supplement to this prospectus that contains specific information about the securities being offered and sold and the specific terms of that offering. To the extent permitted by law, we may also authorize one or more free writing prospectuses that may contain material information relating to these offerings. Such prospectus supplement or free writing prospectus may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement or free writing prospectus, you should rely on the prospectus supplement or free writing prospectus, as applicable. Before purchasing any securities, you should carefully read this prospectus and any applicable prospectus supplement and free writing prospectuses, together with the additional information described in the sections titled “Where You Can Find More Information” and “Incorporation by Reference.”

Neither we nor the Selling Securityholder has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the Selling Securityholder take any responsibility for, nor provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Securityholder will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference herein is accurate only as of the date of the incorporated document, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

The Selling Securityholder and its permitted transferees may use this shelf registration statement to sell securities from time to time through any means described in the section titled “Plan of Distribution (Conflicts of Interest).” More specific terms of any securities that the Selling Securityholder and its permitted transferees offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering.

This prospectus incorporates by reference, and any prospectus supplement or free writing prospectus may contain and incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, neither we nor the Selling Securityholder guarantee the accuracy or completeness of this information and neither we nor the Selling Securityholder have independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors” contained in this prospectus, any applicable prospectus supplement and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference in this prospectus. Accordingly, investors should not place undue reliance on this information.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information” and “Incorporation by Reference.”

Unless the context otherwise requires, all references herein to “Allurion,” the “Company,” “we,” “us,” or “our” refer to the business and operations of Legacy Allurion (as defined below) and its consolidated subsidiaries prior to consummation of the Business Combination and to New Allurion (as defined below) and its consolidated subsidiaries following the consummation of the Business Combination. As noted above, “Legacy Allurion” refers to Allurion Technologies, LLC, which was previously known as Allurion Technologies Opco, Inc. (formerly Allurion Technologies, Inc.) prior to the consummation of the Business Combination. “New Allurion” refers to Allurion Technologies, Inc., which was previously known as Allurion Technologies Holdings, Inc. prior to the consummation of the Business Combination.

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to those trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to the business and operations of Legacy Allurion and its consolidated subsidiaries prior to the Business Combination and to New Allurion and its subsidiaries. In addition, as used in this prospectus, unless otherwise noted or the context otherwise requires, references to the following capitalized terms have the meanings set forth below:

“Aggregate Intermediate Merger Closing Merger Consideration” refers to the shares of our Common Stock issued or issuable to Historical Rollover Equityholders in connection with the consummation of the Intermediate Merger.

“AI” refers to artificial intelligence.

“Allurion Balloon” refers to the swallowable, ProcedurelessTM intragastric balloon for weight loss developed by Allurion.

“Amended and Restated RTW Side Letter” refers to the Original RTW Side Letter, as amended by the Side Letter Amendment.

“Amended Note Purchase Agreement” refers to the Original Note Purchase Agreement, as amended by that certain First Amendment to the Note Purchase Agreement, dated as of April 16, 2024.

“Backstop Agreement” refers to the Backstop Agreement, dated as of May 2, 2023, by and among RTW, the Fortress Investor, Allurion, Legacy Allurion, and HVL, pursuant to which the Backstop Purchasers purchased an aggregate of $4.0 million of the HVL Bridge Note at the Backstop Closing.

“Backstop Closing” refers to the closing of the Backstop Purchasers’ purchase from HVL of the relevant portion of the HVL Bridge Note, as contemplated by the Backstop Agreement.

“Backstop Purchasers” refers to, collectively, the Fortress Investor and RTW.

“Backstop Shares” refers to, with respect to the Fortress Investor, 700,000 shares of our Common Stock and, with respect to RTW, 700,000 shares of our Common Stock, which, in each case, is the number of shares of our Common Stock we issued to such Backstop Purchaser pursuant to the Backstop Agreement.

“BCA Amendment” refers to the amendment to the Business Combination Agreement, dated as of May 2, 2023, by and among Compute Health, Merger Sub I, Merger Sub II, Allurion and Legacy Allurion,

“Board” refers to our Board of Directors.

“Bridge Notes” refers to $28.7 million aggregate principal amount of convertible unsecured promissory notes sold in a private placement by Legacy Allurion to various investors from February 15, 2023 until August 1, 2023.

“Business Combination” refers to the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” refers to the Existing Business Combination Agreement, as amended by the BCA Amendment.

“Bylaws” refers to the Amended and Restated Bylaws of Allurion.

“Chardan” refers to Chardan Capital Markets LLC, a New York limited liability company.

“Chardan Equity Facility” refers to the committed equity facility established pursuant to the Chardan Purchase Agreement, pursuant to which, among other things, Allurion has agreed to issue and sell to Chardan and Chardan has agreed to purchase from Allurion up to $100.0 million of freely tradable shares of Common Stock.

“Chardan Purchase Agreement” refers to the ChEF Purchase Agreement, dated as of December 18, 2023, by and between Allurion and Chardan.

“Chardan Registration Rights Agreement” refers to the Registration Rights Agreement dated as of December 18, 2023, by and between Allurion and Chardan.

“Closing Date” refers to August 1, 2023.

“Closings” refers to, collectively, the closing of each of the CPUH Merger, the Intermediate Merger and the Final Merger.

“Commitment Shares” refers to the 35,511 shares of our Common Stock issued to Chardan as consideration upon its execution and delivery of the Chardan Purchase Agreement.

“Common Stock” refers to the common stock, par value $0.0001 per share, of Allurion.

“Compute Health” refers to Compute Health Acquisition Corp., a Delaware corporation.

“Compute Health Class A Common Stock” refers to the Class A common stock, par value $0.0001 per share, of Compute Health issued in the IPO.

“Compute Health Class B Common Stock” refers to the Class B common stock, par value $0.0001 per share, of Compute Health.

“Compute Health Private Warrants” refers to the warrants of Compute Health issued in a private placement that closed contemporaneously with the IPO, each entitling the holder thereof to purchase one share of Compute Health Class A Common Stock at an exercise price of $11.50, subject to adjustment as set forth in the Warrant Agreement.

“CPUH” refers to Compute Health Acquisition Corp., a Delaware corporation.

“CPUH Exchange Ratio” refers to 1.420455.

“CPUH Merger” refers to the merger, on the Closing Date, of Compute Health with and into Allurion, with Allurion surviving the merger as a publicly listed entity.

“CPUH Merger Closing” refers to the closing of the CPUH Merger.

“CPUH Merger Effective Time” refers to the date and time at which the CPUH Merger became effective.

“CPUH Recapitalization” refers to the recapitalization of the Sponsor’s and the Additional Class B Holders’ shares of Compute Health Class B Common Stock and the Sponsor’s Compute Health Private Warrants into shares of Compute Health Class A Common Stock, pursuant to and subject to the terms and conditions set forth in the Sponsor Support Agreement.

“DGCL” refers to the Delaware General Corporation Law, as may be amended from time to time. “dollars” or “$” refers to U.S. dollars.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“Existing Business Combination Agreement” refers to the Business Combination Agreement, dated as of February 9, 2023, by and among Compute Health, Merger Sub I, Merger Sub II, Legacy Allurion and Allurion.

“Final Merger” refers to the merger, on the Closing Date, of Legacy Allurion with and into Merger Sub II, with Merger Sub II surviving the merger and remaining a direct, wholly-owned subsidiary of Allurion.

“Fortress” refers to Fortress Credit Corp. and/or one or more of its affiliates, as applicable.

“Fortress Credit Agreement” refers to the Credit Agreement and Guaranty, dated as of August 1, 2023, by and among Legacy Allurion, as the borrower, Allurion, the guarantors from time to time party thereto, the lenders from time to time parties thereto and Fortress, as administrative agent, as amended by Amendment No. 1 to the Credit Agreement and Guaranty, dated as of December 29, 2023.

“Fortress Investor” refers to CFIP2 ALLE LLC, an affiliate of Fortress Credit Corp. that is party to the Backstop Agreement and the Fortress Letter Agreement.

“Fortress Letter Agreement” refers to the Side Letter Agreement, dated as of May 2, 2023, by and among Legacy Allurion, the Fortress Investor and Fortress Credit Corp.

“Gaur Contribution Agreement” refers to that certain Contribution Agreement by and between Allurion and The Shantanu K. Gaur Revocable Trust of 2021 (the “Gaur Trust”), dated as of May 2, 2023, pursuant to which the Gaur Trust contributed 79, 232 shares of Common Stock (the “Gaur Trust Contributed Shares”) to Allurion as a contribution to capital, effective immediately following the Closings and the issuance of Common Stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement.

“Historical Rollover Equityholders” refers to the holders of shares of Legacy Allurion Common Stock, Legacy Allurion Preferred Stock, vested Legacy Allurion Options, Legacy Allurion RSU Awards and Legacy Allurion Warrants.

“HVL” refers to Hunter Ventures Limited, an existing limited partner of a fund managed by Krishna Gupta, a member of our Board.

“HVL Bridge Note” refers to that certain $13 million Bridge Note sold to HVL on February 15, 2023.

“HVL Termination Agreement” refers to the Side Letter Termination Agreement, dated as of May 2, 2023, by and among Legacy Allurion, Allurion, Romulus Growth Allurion L.P. and HVL.

“Incremental Financing” refers to $28.7 million of additional financing obtained by Legacy Allurion prior to the consummation of the Business Combination pursuant to one or more private sales of Legacy Allurion Convertible Notes which converted into shares of Legacy Allurion Common Stock immediately prior to the Intermediate Merger Effective Time.

“Initial Financing” refers to the entry by Legacy Allurion into the Side Letters with the Side Letter Holders, pursuant to which, in the event the Side Letter Holders’ Bridge Notes converted in connection with the consummation of the Business Combination, the conversion rate for such Bridge Notes would be adjusted after the Closing Date to provide each of the Side Letter Holders with additional shares of our Common Stock, in the event that the trading price of the shares of our Common Stock was lower than the applicable conversion price of such Bridge Notes, as adjusted for the Intermediate Merger Exchange Ratio.

“Intermediate Merger” refers to the merger, on the Closing Date, of Merger Sub I with and into Legacy Allurion, with Legacy Allurion surviving the merger as a direct, wholly-owned subsidiary of Allurion. “Intermediate Merger Closing” refers to the closing of the Intermediate Merger.

“Intermediate Merger Effective Time” refers to the date and time at which the Intermediate Merger became effective.

“Intermediate Merger Exchange Ratio” refers to the ratio obtained by dividing (a) the Aggregate Intermediate Merger Closing Merger Consideration by (b) the Fully Diluted Company Capitalization (as defined in the Business Combination Agreement).

“Initial Public Offering” or “IPO” refers to the initial public offering of CPUH, which closed on February 9, 2021.

“Investor” refers to the Sponsor, certain Legacy Allurion Stockholders, and certain other parties, each a party to the Investor Rights Agreement.

“Investor Rights Agreement” refers to the Investor Rights and Lock-up Agreement, dated August 1, 2023, by and among Allurion, the Sponsor, certain Legacy Allurion Stockholders and certain other parties.

“JOBS Act” refers to the Jumpstart Our Business Startups Act of 2012.

“July 2024 Public Warrants” refers to the warrants to purchase, in the aggregate, of 16,567,484 shares of our Common Stock, at an exercise price of $1.20 per share, that were issued in the Offering.

“Legacy Allurion” refers to the entity formerly known as Allurion Technologies, Inc., prior to the consummation of the Business Combination, which is now known as Allurion Technologies, LLC.

“Legacy Allurion Common Stock” refers to the common stock, par value $0.0001 per share, of Legacy Allurion.

“Legacy Allurion Convertible Notes” refers to the convertible unsecured promissory notes issued by Legacy Allurion pursuant to that certain (i) Convertible Note Purchase Agreement, dated December 22, 2021, by and among Legacy Allurion and the investors listed on Exhibit A thereto, (ii) Convertible Note Purchase Agreement, dated February 15, 2023, by and among Legacy Allurion and the investors listed on Exhibit A thereto and (iii) Convertible Note Purchase Agreement, dated June 14, 2023, by and among Legacy Allurion and the investors listed on Exhibit A thereto.

“Legacy Allurion Options” refers to, as of any determination time, each option to purchase shares of Legacy Allurion Common Stock granted to any current or former director, manager, officer, employee or other service provider of Legacy Allurion or any of its subsidiaries that was outstanding and unexercised as of immediately prior to the Intermediate Merger Effective Time.

“Legacy Allurion Preferred Stock” refers to, collectively, the Legacy Allurion Series A Preferred Stock, the Legacy Allurion Series A-1 Preferred Stock, the Legacy Allurion Series B Preferred Stock, the Legacy Allurion Series C Preferred Stock, Legacy Allurion Series D-1 Preferred Stock, the Legacy Allurion Series D-2 Preferred Stock and the Legacy Allurion Series D-3 Preferred Stock.

“Legacy Allurion RSU Award” refers to all outstanding restricted stock unit awards denominated in shares of Legacy Allurion Common Stock immediately prior to the Intermediate Merger Effective Time, whether or not vested.

“Legacy Allurion Series A Preferred Stock” refers to the shares of preferred stock, par value $0.0001 per share, of Legacy Allurion designated as “Series A Preferred Stock” that were outstanding prior to the Closings.

“Legacy Allurion Series A-1 Preferred Stock” refers to the shares of preferred stock, par value $0.0001 per share, of Legacy Allurion designated as “Series A-1 Preferred Stock” that were outstanding prior to the Closings.

“Legacy Allurion Series B Preferred Stock” refers to the shares of preferred stock, par value $0.0001 per share, of Legacy Allurion designated as “Series B Preferred Stock” that were outstanding prior to the Closings.

“Legacy Allurion Series C Preferred Stock” refers to the shares of preferred stock, par value $0.0001 per share, of Legacy Allurion designated as “Series C Preferred Stock” that were outstanding prior to the Closings.

“Legacy Allurion Series D-1 Preferred Stock” refers to the shares of preferred stock, par value $0.0001 per share, of Legacy Allurion designated as “Series D-1 Preferred Stock” that were outstanding prior to the Closings.

“Legacy Allurion Series D-2 Preferred Stock” refers to the shares of preferred stock, par value $0.0001 per share, of Legacy Allurion designated as “Series D-2 Preferred Stock” that were outstanding prior to the Closings.

“Legacy Allurion Series D-3 Preferred Stock” refers to the shares of preferred stock, par value $0.0001 per share, of Legacy Allurion designated as “Series D-3 Preferred Stock” that were outstanding prior to the Closings.

“Legacy Allurion Stockholders” refers to the holders of Legacy Allurion Common Stock and/or Legacy Allurion Preferred Stock prior to the Business Combination.

“Legacy Allurion Warrants” refers to the warrants exercisable for a number of shares of Legacy Allurion Common Stock or Legacy Allurion Preferred Stock that were outstanding prior to the Closings.

“Medtronic” refers to Medtronic plc.

“Medtronic Collaboration” refers to the collaboration entered into by and between Legacy Allurion and Medtronic pursuant to the Medtronic Sales Agency Agreement.

“Medtronic Sales Agency Agreement” refers to the Sales Agency Agreement, dated May 15, 2023, between Covidien AG, an affiliate of Medtronic, and Legacy Allurion.

“Merger Sub I” refers to Compute Health Corp., a Delaware corporation “Merger Sub II” refers to Compute Health LLC, a Delaware limited liability company.

“Merger Subs” refers to Merger Sub I and Merger Sub II.

“Mergers” refers to, collectively, the CPUH Merger, the Intermediate Merger, and the Final Merger.

“NYSE” refers to The New York Stock Exchange.

“Offering” refers to the public offering, pursuant to which we sold 16,333,773 shares of Common Stock and warrants to purchase 16,567,484 shares of Common Stock at an offering price of $1.20 per share and accompanying warrant.

“Original RIFA” refers to the Revenue Interest Financing Agreement, dated as of February 9, 2023, by and among Legacy Allurion and RTW, as modified by that certain Assignment and Assumption, dated April 27, 2023, that certain Assignment Agreement, dated as of July 28, 2023, and that certain Company Assumption Agreement, dated as of August 1, 2023.

“Original Note Purchase Agreement” refers to that certain Note Purchase Agreement, dated as of April 14, 2024, by and among Allurion, Allurion Opco, Allurion Australia Pty Ltd, a proprietary limited company organized under the laws of Australia and a wholly-owned subsidiary of Allurion, the Original RIFA Investors (as defined below) and RTW.

“Original RTW Side Letter” refers to that certain letter agreement, dated February 9, 2023, by and among Allurion, Legacy Allurion, Compute Health, Merger Sub II and RTW.

“PIPE Investment” refers to the private placement pursuant to which PIPE Investors made a private investment in the aggregate amount of $37.9 million in public equity in the form of the PIPE Shares on the terms and conditions set forth in the PIPE Subscription Agreements.

“PIPE Investors” refers to the investors that signed PIPE Subscription Agreements.

“PIPE Shares” refers to the 5,386,695 shares of our Common Stock sold to the PIPE Investors pursuant to the PIPE Subscription Agreements.

“PIPE Subscription Agreements” refers to the subscription agreements, dated as of February 9, 2023, by and among Compute Health, Allurion and the PIPE Investors, pursuant to which Allurion agreed to issue an aggregate of 5,386,695 shares of our Common Stock to the PIPE Investors following the CPUH Merger Closing and immediately prior to the Intermediate Merger Closing at a purchase price of $7.04 per share.

“Preferred Stock” refers to the shares of preferred stock, par value $0.0001 per share, of Allurion.

“Private Placement Warrants” refers to the private placement warrants to purchase, in the aggregate, up to 2,260,159 shares of our Common Stock, at an exercise price of $1.20 per share.

“Public Warrants” refers to the public warrants to purchase, in the aggregate, up to 18,759,838 shares of our Common Stock, at an exercise price of $8.10 per share, that were originally issued in the Initial Public Offering of Compute Health and assumed by us in connection with the Business Combination.

“Registration Statement” refers to the registration statement on Form S-3 of which this prospectus form a part, as amended.

“Revenue Interest Financing” refers to the financing, in the initial amount equal to $40 million, provided by RTW to Allurion, pursuant to and subject to the terms and conditions set forth in the Revenue Interest Financing Agreement.

“Revenue Interest Financing Agreement” refers to the Original RIFA, as amended by the RIFA Amendment.

“RIFA Amendment” refers to the Omnibus Amendment to the Revenue Interest Financing Agreement, dated as of April 14, 2024, by and among Allurion, Legacy Allurion, RTW and other parties thereto.

“Rollover Warrants” refers to the privately placed warrants to acquire up to an aggregate of 369,883 shares of our Common Stock, at exercise prices that range from $0.02 per share to $12.14 per share, which were converted from Legacy Allurion Warrants at the Intermediate Merger Effective Time.

“RSU Forfeiture Agreement” refers to the letter agreement, dated as of May 2, 2023, by and between Krishna Gupta, a member of the Allurion Board, and Legacy Allurion, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Mr. Gupta agreed to forfeit to Allurion 79,232 restricted stock units (the “Forfeited RSUs”).

“RTW” refers to certain entities that have engaged RTW Investments, LP as investment manager.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Second Stockholder Approval” refers to the requisite approval of our stockholders of the conversion of the issuance of Common Stock upon conversion of the Series A Preferred Stock and the exercise of the Private Placement Warrants.

“Securities Act” refers to the Securities Act of 1933, as amended.

“Side Letter Amendment” refers to the First Amendment to the Amended and Restated Letter Agreement, dated April 14, 2024, by and among Allurion, Legacy Allurion, Compute Health, Merger Sub II and RTW.

“Side Letter Holders” refers to certain of the holders of Bridge Notes, including RTW, HVL and Jason Gulbinas, who entered into Side Letters with Legacy Allurion.

“Side Letters” refers to, collectively, the letter agreements entered into by Legacy Allurion with the Side Letter Holders, pursuant to which, in the event the Side Letter Holders’ Bridge Notes converted in connection with the consummation of the Business Combination, the conversion rate for such Bridge Notes would be adjusted after the Closing Date to provide each of the Side Letter Holders with additional shares of Common Stock, in the event that the trading price of the shares of Common Stock was lower than the Conversion Price, as adjusted for the Intermediate Merger Exchange Ratio.

“Sponsor” refers to Compute Health Sponsor LLC, a Delaware limited liability company.

“Sponsor Loans” refers to loans borrowed by Compute Health from the Sponsor or any of its affiliates to meet Compute Health’s reasonable funding requirements pursuant to those certain promissory notes for working capital loans, dated April 6, 2021, July 28, 2022 and February 9, 2023.

“Sponsor Loan Equity Issuance” refers to the issuance of 525,568 shares of Common Stock upon conversion of the amounts of the Sponsor Loans outstanding as of the consummation of the Business Combination that were in excess of $2,500,000 (such excess, the “Sponsor Loan Excess”) up to an amount not to exceed $5,250,000, at a price per share equal to $7.04.

“Sponsor Support Agreement” refers to the Sponsor Support Agreement, by and among Compute Health, the Sponsor, Allurion, Legacy Allurion and the Additional Class B Holders, dated as of February 9, 2023.

“Transfer Agent” refers to Continental Stock Transfer & Trust Company, in its capacity as transfer agent and registrar for the Common Stock and Public Warrants.

“VWAP” refers to volume weighted average price of a security on the NYSE, or any other national securities exchange on which such securities are then traded, as applicable.

“Warrants” refers to (i) the Public Warrants and (ii) the Rollover Warrants, each exercisable for shares of Common Stock.

“Warrant Agent” refers to Continental Stock Transfer & Trust Company, in its capacity as agent for the Public Warrants.

“Warrant Agreement” refers to the Warrant Agreement, dated February 4, 2021, by and between Compute Health and the Warrant Agent, as amended by the Warrant Amendment and the Warrant Assumption Agreement.

“Warrant Amendment” refers to the First Amendment to Warrant Agreement, dated as of August 1, 2023, by and between Compute Health and the Warrant Agent.

“Warrant Assumption Agreement” refers to the Warrant Assignment, Assumption and Amendment Agreement, entered into by and among Compute Health, Allurion and the Warrant Agent in connection with the CPUH Merger Closing, pursuant to which the Warrant Agreement was assigned to, and assumed by, Allurion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may constitute “forward-looking statements” within the meaning of the U.S. federal securities laws, including the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding the plans, strategies and prospects, both business and financial, of Allurion. These statements are based on the beliefs and assumptions of our management. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “target,” “goal,” “forecasts,” “may,” “will,” “potential,” “should,” “would,” “could,” “future,” “seeks,” “plans,” “predicts,” “propose,” “scheduled,” “anticipates,” “intends,” or similar expressions.

Forward-looking statements in this prospectus include, but are not limited to, statements about our ability to:

•	realize the benefits expected from the Business Combination;

•	successfully defend litigation that may be instituted against us;

•	manage various conflicts of interest that could arise among us or our affiliates, investors, directors, and officers;

•	successfully deploy our cash and cash equivalents and proceeds from the Chardan Equity Facility;

•	maintain the listing of our securities on the NYSE, and the potential liquidity and trading of such securities;

•	achieve the benefits of the Medtronic Collaboration;

•	acquire sufficient sources of funding if and when needed;

•	attract and retain key employees, officers, and directors;

•

implement and achieve business plans, forecasts, and other expectations, including any financial projections provided to PIPE Investors in connection with the Business Combination, the Purchasers in connection with the Notes, and the investors in the Offering, and identify and realize additional opportunities;

•	manage risks associated with our management having limited experience operating as a public company;

•

commercialize current and future products and services and create sufficient demand among health care providers and patients for such products, including the recent launch of our compounded GLP-1 program and achieving the expected benefits of such program;

•	successfully complete current and future preclinical studies and clinical trials of the Allurion Balloon and any other future product candidates;

•	obtain market acceptance of the Allurion Balloon as safe and effective;

•

cost-effectively sell existing and future products through distribution arrangements with distributors and/or successfully adopt a direct sales force as part of a hybrid sales model that includes both distributors and a direct sales effort;

•	timely collect accounts receivable from our customers;

•

obtain regulatory approval or clearance in the United States and certain non-U.S. jurisdictions for current and future products and maintain previously obtained approvals and/or clearances in those jurisdictions where products and services are currently offered;

•	successfully complete remediation programs to resume sales of the Allurion Balloon in France and any other country that suspends sales of our products;

•	accurately forecast customer demand and manufacture sufficient quantities of products that patients and health care providers request;

•

successfully compete in the highly competitive and rapidly changing regulated industries in which we operate, and effectively address changes in such industries, including changes in competitors’ products and services and changes in the laws and regulations that affect us;

•

successfully manage any future international expansion of our business and navigate business, regulatory, political, operational, financial, and economic risks associated with doing business internationally;

•	successfully manage any future growth or contraction in our business;

•	contract with third-party suppliers and providers and monitor their ability to perform adequately under those arrangements;

•	comply with applicable legal and regulatory obligations;

•	obtain and maintain intellectual property protection for our products and technologies and acquire or license (on commercially reasonable terms) intellectual property from third parties;

•	sell products, and use proprietary technologies, without infringing, misappropriating, or otherwise violating the proprietary rights or intellectual property of third parties;

•	manage the impact of any significant acquisitions, dispositions, and other similar or material transactions;

•	implement and maintain effective internal controls;

•

manage the effects of natural disasters, terrorist attacks, the spread and/or abatement of infectious diseases such as COVID-19, and the occurrence of other events beyond our reasonable control, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto, on our ability to implement business plans, forecasts, and other expectations; and

•	other factors detailed under the section entitled “Risk Factors.”

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy, and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section entitled “Risk Factors” beginning on page 20 and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in very competitive and rapidly changing environments. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus, or incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2023 and our other filings with the SEC listed below under the heading “Incorporation of Information by Reference.” It does not contain all the information you should consider before investing in our securities. Before you decide to invest in our securities, you should carefully read the entire prospectus, including the risk factors sections and the financial statements and related notes and other information included or incorporated by reference herein and therein. See “Cautionary Statement Regarding Forward-Looking Statements.” In this prospectus, unless the context requires otherwise, all references to “we,” “our,” “us,” “Allurion,” the “Registrant,” and the “Company” refer to Allurion Technologies, Inc. and its consolidated subsidiaries.

Overview

We are dedicated to ending obesity by creating a best-in-class weight loss platform to treat the estimated two billion people globally who are overweight. Our platform, the Allurion Program (the “Allurion Program”), features the Allurion Balloon and offers access to AI-powered remote patient monitoring tools, a proprietary behavior change program, secure messaging and video telehealth that are delivered by the Allurion Virtual Care Suite (“VCS”). Over 150,000 patients have already been treated commercially with the Allurion Balloon in over 50 countries globally outside of the United States.

The Allurion Balloon is swallowed as a capsule under the guidance of a health care provider without surgery, endoscopy, or anesthesia. The placement takes approximately 15 minutes during an outpatient visit (though times may vary across different outpatient offices). We believe the proprietary technologies that differentiate the Allurion Balloon enable improved safety and efficacy outcomes. In a prospective, non-randomized, open-label, registry trial, the Allurion Balloon demonstrated low device or procedure related rates of serious adverse events, which we believe compare favorably to that of our competitors.

The VCS is comprised of the following tools to support patients’ weight loss experience, which we believe benefit both patients and health care providers:

(A) For Allurion Program patients: Every current Allurion Program patient receives an Allurion Connected Scale (“Allurion Connected Scale”) and access to our mobile app (“App”), which integrates data from the Allurion Connected Scale, to conveniently monitor weight, body fat, activity, sleep, and several other critical metrics. The App can also enable secure messaging and video telehealth with the patient’s care team and can deliver content from Allurion’s proprietary behavior change program-a library of 100 weight loss actions related to diet, nutrition, mental health, sleep, goal setting, and a number of other topics-directly to the patient. The App is available in 15 languages.

(B) For Allurion Program providers: Every Allurion Program provider receives access to our clinic dashboard (“Allurion Insights”), which provides end-to-end remote patient monitoring powered by the Allurion Iris AI platform, which leverages machine learning to deliver key insights and streamline workflow. Allurion Insights offers real-time access to patient data and AI-powered analytics, 1:1 video telehealth and secure messaging directly to the patient’s App, note functionality to keep track of patient encounters, and clinic-wide metrics that provide a snapshot of the clinic’s overall performance.

In addition to its use by Allurion Balloon patients, we believe the VCS can potentially be a platform for optimal long-term follow-up after other medical and surgical weight loss interventions in the future.

For example, VCS includes a Treatment Tracking and Clinic-Led Onboarding feature that enables seamless onboarding and management of patients undergoing one or multiple weight loss treatments including gastric balloons such as the Allurion Balloon, surgery, or medications. In addition, in connection with our collaboration with Medtronic, we expect to develop bundled offerings that incorporate the VCS to onboard and manage Medtronic’s patients. Further, in April 2024, we launched the VCS in the United States for patients utilizing other weight loss treatments, including anti-obesity medications and bariatric surgery.

In November 2024, we launched AllurionMeds, a unique offering to patients that combines affordable and accessible weight loss medications with our AI-native platform to promote long-term weight maintenance, virtual access to dieticians, and the Allurion Connected Scale that measures not just weight but muscle and bone mass.

Our Allurion Program products are currently sold in Europe, the Middle East, Africa, Latin America, Canada and the Asia- Pacific region. AllurionMeds is currently only available in the United States.

Recent Developments

Restructuring Plan

On November 6, 2024, the Board approved a restructuring plan to reduce operating costs and better align our workforce with the needs of our business. The majority of the restructuring plan is expected to be completed in the fourth quarter of 2024.

Under the restructuring plan, we anticipate reducing our workforce by approximately 113 roles (approximately 50% of our workforce). In connection with the restructuring plan, we estimate that we will incur one-time aggregate restructuring charges of approximately $3.5 million, which will be recorded primarily in the fourth quarter of 2024, related to severance payments and other employee-related costs. The cash payments related to the personnel-related restructuring will be paid primarily during the first quarter of 2025. The charges that we expect to incur in connection with the workforce reduction are subject to a number of assumptions, and actual results may differ materially. We may also incur additional costs not currently contemplated due to events that may occur as a result of, or that are associated with, the workforce reduction.

Additional Revenue Interest Financing Agreement

As previously announced, on February 9, 2023, Allurion Technologies, LLC (“Allurion Opco”), a Delaware limited liability company and wholly-owned subsidiary of the Company, entered into the Original RIFA, with RTW Master Fund, Ltd. and RTW Innovation Master Fund, Ltd. (as transferees of the investors initially party to the Original RIFA).

As previously announced and in connection with the Original RIFA, the Company, Allurion Opco, RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Operating Ltd. (as transferee from RTW Biotech Opportunities Ltd. (formerly known as RTW Venture Fund Limited)) (in each case, together with their successors and permitted assigns, the “Additional RIFA Investors”) entered into the Original RTW Side Letter (as modified by that Amended and Restated Letter Agreement, dated as of May 2, 2023, that certain Assignment Agreement, dated as of July 28, 2023, that certain Assignment Agreement, dated as of April 9, 2024, and that certain First Amendment to Amended and Restated Letter Agreement, dated as of April 14, 2024, the “Amended and Restated RTW Side Letter”). The Amended and Restated RTW Side Letter provided, among other things, that the Additional RIFA Investors may make a single election in certain circumstances to convert up to $7,500,000 of the purchase price (the “Conversion Amount”) that the Additional RIFA Investors paid for certain shares of common stock of the Company, into an amount of financing provided by the Additional RIFA Investors to Allurion Opco pursuant to an additional revenue interest financing agreement with Allurion Opco (the “Investment Conversion”).

Pursuant to the Amended and Restated RTW Side Letter, on October 22, 2024, the Additional RIFA Investors notified the Company of their election to exercise the Investment Conversion in full. Accordingly, on

October 30, 2024, the Company and the Additional RIFA Investors entered into the additional Revenue Interest Financing Agreement (the “Additional Revenue Interest Financing Agreement”). The Additional Revenue Interest Financing Agreement has substantially identical terms and conditions as the Original RIFA, except that the amount of financing provided by the Additional RIFA Investors to Allurion Opco under the Additional Revenue Interest Financing Agreement is equal to the Conversion Amount.

Summary Risk Factors

Investing in our securities involves risks. If any of these risks actually occur, our business, financial condition and results of operations would likely be materially adversely affected. You should carefully consider all the information contained in this prospectus before making a decision to invest in our securities. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 23. Some of these risks related to our business, operations, financial performance, industry, as well as this offering and our securities, are summarized below.

•

We expect to incur losses for the foreseeable future, our ability to achieve and maintain profitability depends on the commercial success of the Allurion Balloon, and we expect our revenues to continue to be driven primarily by sales of the Allurion Balloon.

•	We have a limited operating history and may face difficulties encountered by companies early in their commercialization in competitive and rapidly evolving markets.

•

The failure of the Allurion Balloon or our new compounded GLP-1 program to achieve and maintain market acceptance could result in achieving sales or profitability below our expectations, which would cause our business, financial condition, and operating results to be materially and adversely affected.

•

There is no guarantee that the FDA or non-U.S. regulatory agencies will grant approval or clearance for our current or future products, and failure to obtain regulatory approvals or clearances in the United States and other international jurisdictions, or revocation of approvals or clearances in those jurisdictions, will prevent us from marketing our products.

•

The Allurion Balloon is not currently approved for commercial sale in the United States. Obtaining such approval is costly and time consuming, and we may not obtain the regulatory approval required to sell the Allurion Balloon in the U.S.

•	The weight loss and obesity-management industries are highly competitive.

•

If our competitors are able to develop and market products, whether medical devices or otherwise, that are safer, more effective, easier to use, or more readily adopted by patients and health care providers, our commercial opportunities will be reduced or eliminated.

•	Continued international expansion of our business will expose us to business, regulatory, political, operational, financial, and economic risks associated with doing business internationally.

•	We depend on a limited number of single source suppliers to manufacture components, sub-assemblies, and materials, which makes us vulnerable to supply shortages and price fluctuations.

•	The regulatory approval process is expensive, time consuming, and uncertain, and may prevent us from obtaining approvals for the commercialization of the Allurion Balloon or other products.

•

Even if we receive regulatory approval for the Allurion Balloon, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

•

If patients using our products experience adverse events or other undesirable side effects, regulatory authorities could withdraw or modify our regulatory approvals, which would adversely affect our reputation and commercial prospects and/or result in other significant negative consequences.

•

The medical device industry is characterized by patent litigation and we could become subject to adversarial proceedings or litigation that could be costly, result in the diversion of management’s time and efforts, result in a loss of our intellectual property, require us to pay damages, or prevent us from marketing our existing or future products.

•

If we are not able to obtain and maintain intellectual property protection for our products and technologies, if the scope of our patents is not sufficiently broad or our patents are invalidated, or if competitors gain broader patent protection, we may not be able to effectively maintain our market leading technology position.

•	We have incurred net operating losses in the past and expect to incur net operating losses for the foreseeable future.

•	We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future.

•

We may need additional funds to support our operations, and such funding may not be available to us on acceptable terms, or at all, which would force us to delay, reduce, or suspend our planned development and commercialization efforts. Raising additional capital may subject us to unfavorable terms, cause dilution to our existing stockholders, restrict our operations, or require us to relinquish rights to our products and technologies.

•

We receive the majority of our revenue from sales to health care providers and other third-party distributors, and the failure to collect receivables from them could adversely affect our financial position and results of operations.

•	Our share price may be volatile, and purchasers of our securities could incur substantial losses.

•

The issuances of our common stock to the selling securityholder upon conversion of the Notes and the Series A Preferred Stock and exercise of the Private Placement Warrants will cause substantial dilution to our existing stockholders, and the sale of the shares of common stock acquired by the selling securityholder, or the perception that such sales may occur, could cause the market price of our common stock to fall.

•	Future sales of substantial amounts of the shares of our common stock by the selling securityholder and others could adversely affect the price of our common stock

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparability of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of the registration statement filed in connection with our Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus. In particular, in this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, which allows us to take advantage of certain exemptions from disclosure requirements, including exemption from compliance with the auditor attestation requirements of Section 404. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the shares of our common stock held by non-affiliates exceeds $250 million as of the prior June 30, and (ii) our annual revenue exceeded $100 million during such completed fiscal year or the market value of the shares of our common stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Company Information

We were incorporated under the laws of the State of Delaware on January 25, 2023. The mailing address of our principal executive office is 11 Huron Drive, Natick, MA 01760, and the telephone number is (508) 647-4000.We file annual, quarterly and current reports, proxy statements and other information with the SEC.

The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC. We make available, free of charge, on our investor relations website at investors.allurion.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC. Information contained on or accessible through our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website and investor relations website addresses in this prospectus is an inactive textual reference only.

THE OFFERING

Issuer	Allurion Technologies, Inc., a Delaware corporation.

Shares of Common Stock offered by Chardan

•  Up to 9,482,468 shares of our Common Stock, consisting of:

•  the Purchase Shares, which consist of up to 9,446,957 shares of our Common Stock that we may elect, in our sole discretion, to issue and sell to Chardan, from time to time from and after the Commencement Date under the Chardan Purchase Agreement; and

•  the Commitment Shares, which consist of 35,511 shares of our Common Stock that we issued to Chardan as consideration for its execution and delivery of the Chardan Purchase Agreement on December 18, 2023 (“the Signing Date”).

The actual number of shares of our Common Stock issued and outstanding will vary depending on the then-current market price of shares of our Common Stock sold to Chardan in this offering, not to exceed the number of shares set forth above unless we file an additional registration statement under the Securities Act with the SEC.

Terms of the Offering	Chardan will determine when and how it will dispose of any shares of our Common Stock acquired under the Chardan Purchase Agreement that are registered under this prospectus for resale.

Use of Proceeds	We will not receive any proceeds from the resale of shares of our Common Stock by Chardan. However, we may receive up to $100.0 million in aggregate gross proceeds from Chardan under the Chardan Purchase Agreement in connection with sales of shares of our Common Stock to Chardan pursuant to the Chardan Purchase Agreement after the date of this prospectus. However, the actual proceeds may be less than this amount depending on the number of shares of our Common Stock sold and the price at which the shares of our Common Stock are sold. We intend to use any proceeds from any sales of shares of our Common Stock to Chardan under the Chardan Equity Facility for working capital and other general corporate purposes. Pending other uses, we may invest the net proceeds to us in investment-grade, interest-bearing securities such as money market funds, certificates of deposit, or direct or guaranteed obligations of the U.S. government, or hold as cash. We cannot predict whether the net proceeds so invested will yield a favorable return. See “Use of Proceeds.”

Conflicts of Interest	Chardan is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and is expected to act as an executing broker for the resale of shares of our Common Stock in this offering. The receipt by Chardan of all the proceeds from resales of shares of our Common Stock results in a “conflict of interest” under FINRA Rule 5121. Accordingly, such resales will be conducted in compliance with FINRA Rule 5121. To the extent that the shares of our Common Stock do not have a “bona fide public market”, as defined in FINRA Rule 5121, a qualified independent underwriter will participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement. LifeSci Capital, LLC has agreed to act as qualified independent underwriter for this offering and (i) received $100,000 promptly following the effectiveness of the registration statement of which this prospectus forms a part, and (ii) will receive beginning one year after the Signing Date of the Chardan Purchase Agreement (the “Anniversary Date”), an amount equal to $25,000 each quarter following the Anniversary Date (starting on January 1, 2025) for so long as the Chardan Purchase Agreement remains in effect, up to an aggregate amount of $300,000. Pursuant to FINRA Rule 5121, Chardan will not confirm resales of shares of our Common Stock to any account over which it exercises discretionary authority without the prior written approval of the customer. See “Plan of Distribution (Conflicts of Interest).”

Common stock ticker symbol	“ALUR”.

Risk factors	Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” and elsewhere in this prospectus.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties discussed in this section and under the sections titled Risk Factors contained in our most recent Annual Report on Form 10-K and in our subsequent Quarterly Reports on Form 10-Q for the quarterly periods ended subsequent to our filing of such Annual Report on Form 10-K, as well as any amendments or updates to our risk factors reflected in subsequent filings with the SEC, which are incorporated by reference into this prospectus, together with other information in this prospectus, the documents incorporated by reference, any prospectus supplement and any free writing prospectus that we may authorize. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described in our SEC filings or any additional risks and uncertainties actually occur, our business, financial condition, results of operations and cash flow could be materially and adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment. Please also read carefully the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

You should also consider carefully the risks and uncertainties discussed under the heading “Risk Factors” in the Registration Statement, which is incorporated by reference into this prospectus.

Risks Related to the Chardan Equity Facility

It is not possible to predict the actual number of shares of our Common Stock, if any, we will sell under the Chardan Purchase Agreement to Chardan, or the actual gross proceeds resulting from those sales or the dilution to you from those sales.

On December 18, 2023, we entered into the Chardan Purchase Agreement with Chardan, pursuant to which Chardan shall purchase from us up to $100.0 million of shares of our Common Stock (the “Total Commitment”), upon the terms and subject to the conditions and limitations set forth in the Chardan Purchase Agreement. The shares of our Common Stock that may be issued under the Chardan Purchase Agreement may be sold by us to Chardan at our discretion from time to time until the earliest to occur of (i) the 36-month anniversary of the effective date of the registration statement of which this prospectus forms a part, (ii) the date on which Chardan has purchased the Total Commitment pursuant to the Chardan Purchase Agreement, (iii) the date on which our Common Stock fails to be listed or quoted on the NYSE or any successor Principal Market (as defined in the Chardan Purchase Agreement), and (iv) the date on which, pursuant to or within the meaning of any bankruptcy law, we commence a voluntary case or any person commences a proceeding against us, a custodian is appointed for us or for all or substantially all of our property, or we make a general assignment for the benefit of our creditors. As of December 6, 2024, we have sold 1,183,101 shares of our Common Stock to Chardan as Purchase Shares under the Chardan Purchase Agreement, for aggregate net cash proceeds to us of approximately $0.8 million.

We generally have the right to control the timing and amount of any sales of our Common Stock to Chardan under the Chardan Purchase Agreement. Sales of our Common Stock to Chardan under the Chardan Purchase Agreement depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Chardan all or only some of the Common Stock that may be available for us to sell to Chardan pursuant to the Chardan Purchase Agreement. Accordingly, we cannot guarantee that we will be able to sell all of the Total Commitment or how much in proceeds we may obtain under the Chardan Purchase Agreement. If we cannot sell further securities under the Chardan Equity Facility, we may be required to utilize more costly and time-consuming means of accessing the capital markets, which could have a material adverse effect on our liquidity and cash position.

Because the purchase price per share of Common Stock to be paid by Chardan for the Common Stock that we may elect to sell to Chardan under the Chardan Purchase Agreement, if any, fluctuates based on the market prices of our Common Stock at the time we elect to sell shares to Chardan pursuant to the Chardan Purchase

Agreement, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of Common Stock that we will sell to Chardan under the Chardan Purchase Agreement, the purchase price per share that Chardan will pay for shares of Common Stock purchased from us under the Chardan Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by Chardan under the Chardan Purchase Agreement.

We are registering 9,482,468 shares of our Common Stock under this prospectus, including the 35,511 Commitment Shares issued to Chardan as consideration for its execution and delivery of the Chardan Purchase Agreement. The actual number of shares of our Common Stock issuable will vary depending on the then-current market price of shares of our Common Stock sold to Chardan in this offering and the number of shares of our Common Stock we ultimately elect to sell to Chardan under the Chardan Purchase Agreement. If it becomes necessary for us to issue and sell to Chardan under the Chardan Purchase Agreement more than the 9,482,468 shares of shares of our Common Stock being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $100.0 million under the Chardan Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by Chardan of any such additional shares of our Common Stock we wish to sell from time to time under the Chardan Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of our Common Stock under the Chardan Purchase Agreement. Under applicable NYSE rules, in no event may we issue to Chardan shares of our Common Stock representing more than the lower of the 19.99% voting power threshold and the 19.99% share and share equivalent thresholds referenced in Section 312.03(c) of the NYSE Listed Company Manual, unless we obtain prior stockholder approval or if such approval is not required in accordance with the applicable NYSE rules. In addition, Chardan is not obligated to buy any Common Stock under the Chardan Purchase Agreement if such shares, when aggregated with all other Common Stock then beneficially owned by Chardan and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in Chardan beneficially owning Common Stock in excess of 4.99% of our outstanding voting power or shares of Common Stock. Our inability to access a portion or the full amount available under the Chardan Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business or results of operation.

Investors who buy Common Stock from Chardan at different times will likely pay different prices.

Pursuant to the Chardan Purchase Agreement, the timing, price and number of shares sold to Chardan will vary depending on when we choose to sell shares to Chardan. If and when we elect to sell Common Stock to Chardan pursuant to the Chardan Purchase Agreement, after Chardan has acquired such Common Stock, Chardan may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from Chardan in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from Chardan in this offering as a result of future sales made by us to Chardan at prices lower than the prices such investors paid for their shares in this offering.

The sale or issuance of shares of our Common Stock to Chardan will result in additional outstanding shares and the resale of shares of our Common Stock by Chardan that it acquires pursuant to the Chardan Purchase Agreement, or the perception that such sales may occur, could cause the price of shares of our Common Stock to decrease.

On December 18, 2023, we entered into the Chardan Purchase Agreement with Chardan, pursuant to which Chardan shall purchase from us up to the Total Commitment, upon the terms and subject to the conditions and limitations set forth in the Chardan Purchase Agreement. We also have issued 35,511 Commitment Shares to Chardan as consideration for its execution and delivery of the Chardan Purchase Agreement. The shares of our Common Stock issued under the Chardan Purchase Agreement may be sold by us to Chardan at our sole discretion, subject to the satisfaction of certain conditions in the Chardan Purchase Agreement, from time to time, until the earliest to occur of (i) the 36-month anniversary of the effectiveness of the registration statement of which this prospectus forms a part, (ii) the date on which Chardan has purchased the Total Commitment pursuant to the Chardan Purchase Agreement, (iii) the date on which our Common Stock fails to be listed or quoted on the NYSE or any successor Principal Market, and (iv) the date on which, pursuant to or within the meaning of any bankruptcy law, we commence a voluntary case or any person commences a proceeding against us, a custodian is appointed for us or for all or substantially all of our property, or we make a general assignment for the benefit of our creditors. The purchase price for shares of our Common Stock that we sell to Chardan under the Chardan Purchase Agreement will fluctuate based on the trading price of shares of our Common Stock. Depending on market liquidity at the time, sales of shares of our Common Stock may cause the trading price of shares of our Common Stock to decrease. We generally have the right to control the timing and amount of any future sales of shares of our Common Stock to Chardan. Additional sales of shares of our Common Stock to Chardan depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to Chardan all or only some of the additional shares of our Common Stock that may be available for us to sell pursuant to the Chardan Purchase Agreement. If and when we do sell shares of our Common Stock to Chardan, after Chardan has acquired shares of our Common Stock, Chardan may resell all, some or none of such shares of our Common Stock at any time or from time to time in its discretion. Therefore, sales to Chardan by us could result in substantial dilution to the interests of other holders of shares of our Common Stock. In addition, if we sell a substantial number of shares of our Common Stock to Chardan under the Chardan Purchase Agreement, or if investors expect that we will do so, the actual sales of shares of our Common Stock or the mere existence of our arrangement with Chardan may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

We may use proceeds from sales of our Common Stock made pursuant to the Chardan Purchase Agreement in ways with which you may not agree or in ways which may not yield a significant return.

We will have broad discretion over the use of proceeds from sales of our Common Stock made pursuant to the Chardan Purchase Agreement, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds”, we are not obligated to do so. The failure by us to apply these funds effectively could harm our business, and the net proceeds may be used for corporate purposes that do not increase our operating results or enhance the value of our Common Stock.

THE COMMITTED EQUITY FINANCING

On December 18, 2023, we entered into the Chardan Purchase Agreement with Chardan establishing the Chardan Equity Facility. Pursuant to and upon the terms and subject to the conditions and limitations set forth in the Chardan Purchase Agreement, beginning on December 19, 2023 (the “Commencement Date”), we have the right from time to time at our option to direct Chardan to purchase up to $100.0 million of shares of our Common Stock. Sales of our Common Stock to Chardan under the Chardan Purchase Agreement, and the timing of any sales, will be determined by us from time to time in our sole discretion and depend on a variety of factors, including, among other things, market conditions, the trading price of our Common Stock and determinations by us regarding the use of proceeds from any sale of such Common Stock. The net proceeds from any sales under the Chardan Equity Facility will depend on the frequency with, and prices at, which the Common Stock are sold to Chardan. To the extent we sell shares under the Chardan Purchase Agreement, we currently plan to use any proceeds therefrom for working capital and other general corporate purposes. Pending other uses, we may invest the net proceeds to us in investment-grade, interest-bearing securities such as money market funds, certificates of deposit, or direct or guaranteed obligations of the U.S. government, or hold as cash. We cannot predict whether the net proceeds so invested will yield a favorable return.

In accordance with our obligations under the Chardan Purchase Agreement, we have filed the registration statement of which this prospectus forms a part in order to register: (i) the 35,511 Commitment Shares that we issued to Chardan as consideration for its execution and delivery of the Chardan Purchase Agreement on the Signing Date and (ii) the resale by Chardan of up to 9,446,957 Purchase Shares, consisting of shares of Common Stock that we may elect, in our sole discretion, to issue and sell to Chardan, from time to time from and after the Commencement Date upon the terms and subject to the conditions and limitations of the Chardan Purchase Agreement. Unless earlier terminated, the Chardan Purchase Agreement will remain in effect until the earliest to occur of (i) the 36-month anniversary of the effective date of the registration statement of which this prospectus forms a part, (ii) the date on which Chardan has purchased the Total Commitment pursuant to the Chardan Purchase Agreement, (iii) the date on which our Common Stock fails to be listed or quoted on the NYSE or any successor market, and (iv) the date on which, pursuant to or within the meaning of any bankruptcy law, we commence a voluntary case or any Person commences a proceeding against us, a custodian is appointed for us or for all or substantially all of our property, or we make a general assignment for the benefit of our creditors (the “Termination Provisions”). As of December 6, 2024, we have sold 1,183,101 shares of our Common Stock to Chardan as Purchase Shares under the Chardan Purchase Agreement, for aggregate net cash proceeds to us of approximately $0.8 million. Although the Chardan Purchase Agreement provides that we may sell up to an aggregate of $100.0 million of our shares of our Common Stock to Chardan, only 9,482,468 shares of our Common Stock are being registered for resale under the registration statement that includes this prospectus. If it becomes necessary for us to issue and sell to the Selling Shareholder under the Chardan Purchase Agreement more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $100.0 million under the Chardan Purchase Agreement, we must first file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Shareholder of any such additional shares of our Common Stock we wish to sell from time to time under the Chardan Purchase Agreement, which the SEC must declare effective, in each case, before we may elect to sell any additional shares of our Common Stock to the Selling Shareholder under the Chardan Purchase Agreement. Under applicable NYSE rules, in no event may we issue to Chardan shares of our Common Stock representing more than the lower of the 19.99% voting power threshold and the 19.99% share and share equivalent thresholds referenced in Section 312.03(c) of the NYSE Listed Company Manual, unless we obtain prior stockholder approval or if such approval is not required in accordance with the applicable NYSE rules. In addition, Chardan is not obligated to buy any Common Stock under the Chardan Purchase Agreement if such shares, when aggregated with all other Common Stock then beneficially owned by Chardan and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in Chardan beneficially owning Common Stock in excess of 4.99% of our outstanding voting power or shares of Common Stock.(the “Beneficial Ownership Limitation”).

The Chardan Purchase Agreement and Chardan Registration Rights Agreement contain customary registration rights, representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

VWAP Purchases and Intraday VWAP Purchases of Shares of Common Stock Under the Chardan Purchase Agreement

From and after the Commencement Date, we have the right, at any time we do not have material non-public information, but not the obligation, from time to time at our sole discretion, until the earliest to occur of the Termination Provisions, to direct Chardan to purchase a volume of shares of our Common Stock equal to the applicable VWAP Purchase Share Amount, at the applicable VWAP Purchase Price therefor on such VWAP Purchase Date in accordance with the Chardan Purchase Agreement (each such purchase, a “VWAP Purchase”) by delivering written notice to Chardan (such notice, a “VWAP Purchase Notice”) on any trading day, so long as all shares of Common Stock subject to all prior VWAP Purchases by Chardan have been delivered to Chardan as required by the Chardan Purchase Agreement.

In addition to the regular VWAP Purchases described above, from and after the Commencement Date, we will also have the right, at any time we do not have material non-public information, but not the obligation, from time to time at our sole discretion, until the earliest to occur of the Termination Provisions, to offer to Chardan the right to or, in certain circumstances, to direct Chardan to purchase, on any trading day we select as the Purchase Date (including the same Purchase Date on which an earlier regular VWAP Purchase was effected by us (as applicable), although we are not required to effect an earlier regular VWAP Purchase on such Purchase Date in order to effect an Intraday VWAP Purchase on such Purchase Date), up to a specified maximum amount of additional shares of our Common Stock (the “ Intraday VWAP Purchase Share Amount”) at the applicable VWAP Purchase Price therefor on such VWAP Purchase Date in accordance with the Chardan Purchase Agreement (each such purchase, an “Intraday VWAP Purchase”) by delivering one or more written notices to Chardan (each such notice, an “Intraday VWAP Purchase Notice”) to Chardan prior to 3:00 p.m., New York City time, on any trading day.

We may, in our sole discretion, timely deliver an Intraday VWAP Purchase Notice to Chardan on a single Purchase Date to effect an Intraday VWAP Purchase on such same Purchase Date, so long as all shares of Common Stock subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases effected by us under the Chardan Purchase Agreement, including any regular VWAP Purchase effected earlier on the same Purchase Date as such Intraday VWAP Purchase, have been received by Chardan prior to the time we deliver to Chardan an Intraday VWAP Purchase Notice to effect an Intraday VWAP Purchase on the same Purchase Date as a regular VWAP Purchase effected by us earlier on such Purchase Date. The terms and limitations that will apply to any Intraday VWAP Purchase effected on the same Purchase Date will be the same as those applicable to any earlier regular VWAP Purchase (as applicable) effected on the same Purchase Date as such Intraday VWAP Purchase, and the per share purchase price for the shares of Common Stock that we elect to sell to Chardan in any Intraday VWAP Purchase effected on the same Purchase Date as an earlier regular VWAP Purchase (as applicable) and/or earlier Intraday VWAP Purchase effected on such Purchase Date will be calculated in the same manner as in the case of such earlier regular VWAP Purchase (as applicable) effected on the same Purchase Date as such subsequent Intraday VWAP Purchase, with the exception that the Intraday VWAP Purchase Period for each subsequent Intraday VWAP Purchase will begin and end at different times (and may vary in duration) during the regular trading session on such Purchase Date, in each case as determined in accordance with the Chardan Purchase Agreement.

The maximum number of shares of Common Stock that Chardan is required to purchase in any single VWAP Purchase or, if applicable, together with any single Intraday VWAP Purchase, under the Chardan Purchase Agreement, is equal to the lessor of:

•	a number of shares of Common Stock which, when aggregated with all other shares of Common Stock then beneficially owned by Chardan and its affiliates (as calculated pursuant to Section 13(d) of the

Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by Chardan of more than the Beneficial Ownership Limitation; and

•

a number of shares of Common Stock which would result in the total aggregate VWAP Purchase Price to be paid by Chardan in any VWAP Purchase, together with, if applicable, any Intraday VWAP Purchase, made on one Purchase Date, exceeding $2,000,000; and

•

a number of shares of Common Stock equal to (a) the VWAP Purchase Share Percentage (as defined in the Chardan Purchase Agreement) multiplied by (b) the total number (or volume) of shares of Common Stock traded on the Principal Market (or successor Principal Market) during the applicable VWAP Purchase Period or Intraday VWAP Purchase Period (as applicable) on the applicable VWAP Purchase Date for such VWAP Purchase or Intraday VWAP Purchase; and

•	the VWAP Purchase Share Amount (for a VWAP Purchase) or the Intraday VWAP Purchase Share Amount (for an Intraday VWAP Purchase).

The per share purchase price for the Common Stock that we elect to sell to Chardan in a VWAP Purchase or Intraday VWAP Purchase pursuant to the Chardan Purchase Agreement is equal to ninety-seven percent (97.0%) of the VWAP over the applicable period on such VWAP Purchase Date for such VWAP Purchase or Intraday VWAP Purchase (such price, the “VWAP Purchase Price”), subject to certain adjustments.

We define “VWAP” as, for the Common Stock for a specified period, the dollar volume-weighted average price for the Common Stock on the Principal Market, for such period, as reported by Bloomberg through its “VWAP” function. All such determinations shall be appropriately adjusted for any sales of shares of Common Stock through Block transactions, any reorganization, non-cash dividend, stock split, reverse stock split, stock combination, recapitalization or other similar transaction during such period. There is no upper limit on the price per share that Chardan could be obligated to pay for Common Stock we elect to sell to Chardan in any VWAP Purchase or Intraday VWAP Purchase under the Chardan Purchase Agreement.

At or prior to 5:30 p.m., New York City time, on the VWAP Purchase Date for each VWAP Purchase and each Intraday VWAP Purchase, if applicable, Chardan will provide us and the Transfer Agent with a written confirmation for such VWAP Purchase or Intraday VWAP Purchase setting forth, among other things, the applicable VWAP Purchase Price for such Trading Day, the total number of shares of Common Stock being purchased by Chardan in such VWAP Purchase or Intraday VWAP Purchase, the total aggregate VWAP Purchase Price to be paid by Chardan for such VWAP Purchase or Intraday VWAP Purchase, the VWAP Purchase Period and (if applicable) the Intraday VWAP Purchase Period, and, if Chardan is purchasing a number of shares of Common Stock less than the VWAP Purchase Share Amount or Intraday VWAP Purchase Share Amount, Chardan’s calculation of the VWAP Purchase Commitment Amount (as defined in the Chardan Purchase Agreement).

The Common Stock purchased by Chardan in an applicable VWAP Purchase or Intraday VWAP Purchase shall be delivered to Chardan not later than 1:00 p.m., New York City time, on the trading day immediately following the applicable VWAP Purchase Date for such VWAP Purchase or Intraday VWAP Purchase (the “VWAP Purchase Share Delivery Date”). The payment for, against delivery of, Common Stock purchased by Chardan in a VWAP Purchase or Intraday VWAP Purchase under the Chardan Purchase Agreement is required to be fully settled not later than 5:00 p.m., New York City time, on the Trading Day immediately following the applicable VWAP Purchase Share Delivery Date for such VWAP Purchase or Intraday VWAP Purchase, as set forth in the Chardan Purchase Agreement.

Conditions Precedent to Commencement and Each VWAP Purchase and Intraday VWAP Purchase

Our right to commence delivering VWAP Purchase Notices and Intraday VWAP Purchase Notices under the Chardan Purchase Agreement and Chardan’s obligation to accept VWAP Purchase Notices and Intraday VWAP Purchase Notices that are timely delivered by us under the Chardan Purchase Agreement and to purchase shares of our Common Stock in VWAP Purchases and Intraday VWAP Purchases under the Chardan Purchase Agreement, are subject to the initial satisfaction, at the Commencement Date, of the conditions precedent thereto set forth in the Chardan Purchase Agreement, which conditions include, among others, the following:

•	the accuracy in all material respects of the representations and warranties of the Company included in the Chardan Purchase Agreement;

•

us having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Chardan Purchase Agreement and the Chardan Registration Rights Agreement to be performed, satisfied or complied with by us;

•

the registration statement that includes this prospectus having been declared effective under the Securities Act, and Chardan being able to utilize this prospectus to resell all of the Commitment Shares and the Common Stock included in this prospectus;

•	the absence of any material misstatement or omission in the registration statement that includes this prospectus;

•

this prospectus, the Current Report, and all reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the Exchange Act having been filed with the SEC;

•

the Common Stock not having been suspended by the SEC, the Principal Market or FINRA and there not having been imposed any suspension of, or restriction on, accepting additional deposits of Common Stock by the depository;

•	no condition, occurrence, state of facts or event constituting a Material Adverse Effect (as such term is defined in the Chardan Purchase Agreement) shall have occurred and be continuing;

•	customary compliance with laws and bankruptcy-related conditions; and

•	the receipt by Chardan of customary legal opinions, auditor comfort letters and bring-down legal opinions, as required under the Chardan Purchase Agreement.

Termination of the Chardan Purchase Agreement

Unless earlier terminated as provided in the Chardan Purchase Agreement, the Chardan Purchase Agreement will terminate automatically on the earliest to occur of:

•	the 36-month anniversary of the effective date of the registration statement of which this prospectus forms a part;

•	the date on which Chardan has purchased the Total Commitment pursuant to the Chardan Purchase Agreement;

•	the date on which our Common Stock fails to be listed or quoted on the NYSE or any successor market; and

•

the date on which, pursuant to or within the meaning of any bankruptcy law, we commence a voluntary case or any Person commences a proceeding against us, a custodian is appointed for us or for all or substantially all of our property, or we make a general assignment for the benefit of our creditors.

We have the right to terminate the Chardan Purchase Agreement at any time after Commencement, at no cost or penalty, upon ten (10) trading days’ prior written notice to Chardan. We and Chardan may also terminate the Chardan Purchase Agreement at any time by mutual written consent. Chardan also has the right to terminate the Chardan Purchase Agreement upon ten (10) trading days’ prior written notice to us, but only upon the occurrence of certain customary events as listed in the Chardan Purchase Agreement. No termination of the Chardan Purchase Agreement by us or by Chardan will become effective prior to the second trading day immediately following the date on which any pending (or not fully settled) VWAP Purchase or Intraday VWAP

Purchase has been fully settled in accordance with the terms and conditions of the Chardan Purchase Agreement, and will not affect any of our respective rights and obligations under the Chardan Purchase Agreement with respect to any pending (or not fully settled) VWAP Purchase or Intraday VWAP Purchase, and both we and Chardan have agreed to complete our respective obligations with respect to any such pending (or not fully settled) VWAP Purchase or Intraday VWAP Purchase under the Chardan Purchase Agreement. Furthermore, no termination of the Chardan Purchase Agreement will affect the payment of the Commitment Shares or our or Chardan’s respective rights or obligations under the Chardan Registration Rights Agreement, which will survive any termination of the Chardan Purchase Agreement.

No Short-Selling or Hedging by Chardan

Chardan has agreed that neither it nor any entity managed or controlled by it, will engage in, directly or indirectly, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Stock or (ii) hedging transaction, which, with respect to items (i) and (ii), establishes a net short position with respect to the Common Stock, during the term of the Chardan Purchase Agreement.

Effect of Sales of our Common Stock under the Chardan Purchase Agreement on our Stockholders

The Common Stock being registered for resale in this offering may be issued and sold by us to Chardan from time to time at our discretion over a period until the earliest to occur of the Termination Provisions. The resale by Chardan of a significant quantity of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Common Stock to decline and to be highly volatile. Sales of our Common Stock to Chardan under the Chardan Purchase Agreement are determined by us in our sole discretion, subject to the satisfaction of certain conditions in the Chardan Purchase Agreement, and depend upon market conditions and other factors. We may ultimately decide to sell to Chardan all or only some of the Common Stock that may be available for us to sell to Chardan pursuant to the Chardan Purchase Agreement. If we elect to sell Common Stock to Chardan pursuant to the Chardan Purchase Agreement, after Chardan has acquired such shares, Chardan may resell all, some or none of such Common Stock at any time or from time to time in its discretion and at different prices. As a result, investors who purchase Common Stock from Chardan in this offering at different times will likely pay different prices for those shares of Common Stock, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. See “Risk Factors-Risks Related to the Chardan Equity Facility-Investors who buy Common Stock from Chardan at different times will likely pay different prices.”

Investors may experience a decline in the value of the Common Stock they purchase from Chardan in this offering as a result of future sales made by us to Chardan at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares of Common Stock to Chardan under the Chardan Purchase Agreement, or if investors expect that we will do so, the actual sales of Common Stock or the mere existence of our arrangement with Chardan may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Because the purchase price per share to be paid by Chardan for the Common Stock that we elect to sell to Chardan under the Chardan Purchase Agreement fluctuates based on the market prices of our Common Stock during the applicable period for each VWAP Purchase or Intraday VWAP Purchase made pursuant to the Chardan Purchase Agreement, as of the date of this prospectus it is not possible for us to predict the aggregate number of shares of Common Stock that we will sell to Chardan under the Chardan Purchase Agreement, the actual purchase price per share to be paid by Chardan for those shares of Common Stock, or the actual gross proceeds to be raised by us from those sales, if any. As of December 6, 2024, there were 64,797,259 shares of Common Stock outstanding. If all of the 9,482,468 shares of our Common Stock offered for resale by Chardan under this prospectus were issued and outstanding as of December 6, 2024, such shares would represent approximately 14.6% of total number of shares of our Common Stock outstanding. The actual number of shares of our Common Stock issuable will vary depending on the then current market price of shares of our Common Stock sold to Chardan in this offering.

The number of shares of Common Stock ultimately offered for sale by Chardan for resale under this prospectus is dependent upon the number of shares of Common Stock we ultimately sell to Chardan under the Chardan Purchase Agreement. Further, if and when we elect to sell shares of Common Stock to Chardan pursuant to the Chardan Purchase Agreement, after Chardan has acquired such shares, Chardan may resell all, some or none of such shares of Common Stock at any time or from time to time in its discretion and at different prices.

The issuance of shares of our Common Stock to Chardan pursuant to the Chardan Purchase Agreement will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted. Although the number of shares of Common Stock that our existing stockholders own will not decrease, the shares of Common Stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares of Common Stock after any such issuance.

The following table sets forth information at varying purchase prices assuming we sell all 9,446,957 Purchase Shares being registered for resale under this prospectus to Chardan under the Chardan Purchase Agreement:

Assumed Trading Price of Common Stock	Purchase Price for Common Stock Sold Under the Chardan Equity Facility(1)(4)
$0.28 (2)	$2.6 million
$0.37(3)	$3.4 million
$5.00	$45.8 million
$10.00	$91.6 million

(1)

Purchase prices represent the illustrative aggregate purchase price to be received from the sale of all of the shares of Common Stock issued and sold to Chardan under the Chardan Equity Facility, multiplied by the VWAP Purchase Price (or Intraday VWAP Purchase Price), assuming for illustrative purposes that the VWAP Purchase Price (or Intraday VWAP Purchase Price) is equal to 97% of the assumed trading price of Common Stock listed in the first column.

(2)	Represents the closing price of our Common Stock on the NYSE on December 19, 2024.
(3)	Represents the average purchase price per share of our Common Stock at which Purchase Shares have been sold to Chardan under the Chardan Equity Facility as of December 6, 2024.
(4)

The number of shares of our Common Stock offered by this prospectus may not cover all the shares of our Common Stock we ultimately may sell to Chardan under the Chardan Purchase Agreement. We have included in this column only those shares of our Common Stock being offered for resale by Chardan under this prospectus, without regard to the Beneficial Ownership Limitation.

USE OF PROCEEDS

All of the shares of our Common Stock offered by Chardan will be solely for Chardan’s account. We will not receive any of the proceeds from these sales. We may receive up to $100.0 million in aggregate gross proceeds from Chardan under the Chardan Purchase Agreement in connection with sales of our shares of our Common Stock to Chardan pursuant to the Chardan Purchase Agreement. However, the actual proceeds may be less than this amount depending on the number of shares of our Common Stock sold and the price at which the shares of our Common Stock are sold.

We intend to use any net proceeds from any sales of shares of our Common Stock to Chardan under the Chardan Equity Facility for working capital and other general corporate purposes. Pending other uses, we may invest the net proceeds to us in investment-grade, interest-bearing securities such as money market funds, certificates of deposit, or direct or guaranteed obligations of the U.S. government, or hold as cash. We cannot predict whether the net proceeds so invested will yield a favorable return. We will have broad discretion in the way we use these proceeds. See “Risk Factors — Risks Related to the Chardan Equity Facility — We may use proceeds from sales of our Common Stock made pursuant to the Chardan Purchase Agreement in ways with which you may not agree or in ways which may not yield a significant return.”

Chardan will pay any underwriting fees, discounts, selling commissions, stock transfer taxes and certain legal expenses incurred by Chardan in disposing of its shares of Common Stock, and we will bear all other costs, fees and expenses incurred in effecting the registration of such securities covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accountants.

SELLING SECURITYHOLDER

This prospectus relates to the possible offer and resale from time to time by Chardan (the “Selling Securityholder”) of up to 9,482,468 shares of our Common Stock that have been or may be issued by us to Chardan pursuant to the Chardan Purchase Agreement (including 35,511 Commitment Shares that have been issued to Chardan as consideration for it entering into the Chardan Purchase Agreement) upon the terms and subject to the conditions and limitations of the Chardan Purchase Agreement. To date, we have issued and sold 143,234 shares of our Common Stock to Chardan as Purchase Shares pursuant to the Chardan Purchase Agreement. For additional information regarding the issuance of the shares of Common Stock to be offered by Chardan included in this prospectus, see the section entitled “Committed Equity Financing.” We are registering the shares of Common Stock included in this prospectus pursuant to the provisions of the Chardan Registration Rights Agreement in order to permit Chardan to offer the shares of Common Stock for resale from time to time. Except for the transactions contemplated by the Chardan Purchase Agreement and as set forth in the section entitled “Plan of Distribution (Conflicts of Interest)” in this prospectus, Chardan has not had any material relationship with us or any of our affiliates within the past three years.

The following table is prepared based on information provided to us by Chardan. It sets forth the name and address of Chardan, the aggregate number of shares of our Common Stock that Chardan may offer pursuant to this prospectus, and the beneficial ownership of Chardan both before and after the offering. We have based percentage ownership after this offering on 64,797,259 shares of Common Stock outstanding as of December 6, 2024.

We cannot advise you as to whether Chardan will in fact sell any or all of such shares of our Common Stock or how long Chardan will hold any shares of our Common Stock before selling them. In addition, Chardan may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our Common Stock in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. Because the purchase price of the shares of our Common Stock that may be issued under the Chardan Purchase Agreement is determined on each purchase date with respect to each purchase, the number of shares of our Common Stock that we may actually sell to Chardan under the Chardan Purchase Agreement may be fewer than or more than the number of shares of our Common Stock being offered by this prospectus. For purposes of this table, we have assumed that Chardan will have sold all of the securities covered by this prospectus upon the completion of the offering. Any changed or new information given to us by Chardan, including regarding the identity of, and the securities held by, Chardan will be set forth in a prospectus supplement or amendments to the registration statement of which this prospectus is a part, if and when necessary.

Please see the section entitled “Plan of Distribution (Conflicts of Interest)” for further information regarding Chardan’s method of distributing these securities.

	Common Stock Beneficially Owned Prior to this Offering		Maximum Number of Common Stock to be Offered Pursuant to this Prospectus		Common Stock Owned After this Offering(3)
Name of Selling Securityholder	Number of Shares		Percent	Number of Shares	Percent
Chardan Capital Markets LLC(1)	35,511	(2)		9,482,468	—

*	Represents beneficial ownership of less than 1%.
(1)

In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering all of the shares that Chardan may be required to purchase upon the terms and subject to the conditions and limitations of the Chardan Purchase Agreement, because the issuance of such shares of Common Stock is solely at our discretion and is subject to conditions and limitations contained in the Chardan Purchase Agreement, the satisfaction of which are entirely outside of Chardan’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the Chardan Purchase Agreement prohibits us from issuing and selling any shares of Common Stock to Chardan to the extent such shares of Common Stock, when aggregated with all other shares of our Common Stock then beneficially owned by Chardan, would cause Chardan’s beneficial ownership of our Common Stock to exceed 4.99%. The Chardan Purchase Agreement also prohibits us from issuing or selling shares of Common Stock under the Chardan Purchase Agreement in excess of an “Exchange Cap” equal to 19.99% of our outstanding Common Stock, unless we obtain stockholder approval to do so, or unless such approval is not required in accordance with the applicable rules of the NYSE. The business address of Chardan is 17 State Street, Suite 2130, New York, NY 10004. Chardan is a broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. Mr. Kerry Popper, Mr. Steven Urbach and Mr. Jonas Grossman, are Chardan’s Chairman, Chief Executive Officer and President, respectively, and are each Members and Managers of Chardan Securities LLC, which holds a controlling interest in Chardan. The foregoing should not be construed in and of itself as an admission by any of Mr. Popper, Mr. Urbach or Mr. Grossman as to beneficial ownership of the securities beneficially owned by Chardan.
(2)	Consists of 35,511 shares of our Common Stock we issued to Chardan on December 18, 2023 as Commitment Shares in consideration for entering into the Chardan Purchase Agreement.
(3)	Assumes the sale of all shares being offered pursuant to this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described in our filings incorporated by reference herein and the transactions described below, since January 1, 2023, there has not been and there is not currently proposed any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 (or, if less, 1% of the average of our total assets at year end for the last two completed fiscal years) and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

PIPE Investment

PIPE Investors related to Legacy Allurion entered into PIPE Subscription Agreements with Compute Health and us, pursuant to which they subscribed for shares of our Common Stock in connection with a private placement. The PIPE Investors made a private investment in the aggregate amount of $37.9 million on the terms and conditions set forth in the PIPE Subscription Agreements. Such PIPE Investors who participated in the PIPE Investment include Michael Davin (30,824 shares), who is one of our directors, Omar Ishrak (710,228 shares), who is one of our directors, and RTW (2,130,681 shares), who has the right to designate an independent director nominee to be elected by our stockholders and a Board observer.

Gaur Contribution Agreement

On May 2, 2023, the Gaur Trust and we entered into the Gaur Contribution Agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Gaur Trust agreed to contribute, as a contribution of capital, the Gaur Trust Contributed Shares. The Gaur Trust’s contribution of the Gaur Trust Contributed Shares was effective immediately following the consummation of the Business Combination between us and Compute Health and the transactions contemplated thereby.

RSU Forfeiture Agreement

On May 2, 2023, Krishna Gupta, a member of our Board, entered into the RSU Forfeiture Agreement, pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Mr. Gupta agreed to forfeit the Forfeited RSUs. The Forfeited RSUs were terminated and cancelled without consideration therefor immediately following the consummation of the transactions contemplated by the Business Combination Agreement between Allurion and Compute Health and other parties thereto, dated as of February 9, 2023, as amended from time to time.

2023 Convertible Note Incremental Financing

On February 15, 2023, we entered into the Initial Financing. In connection with the refinancing of the Initial Financing, we entered into the HVL Termination Agreement on May 2, 2023.

The HVL Termination Agreement provided us, upon the terms and subject to the conditions set forth therein, the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under the HVL Bridge Note, including by way of (a) a $2 million prepayment, $1.5 million of which was deemed a prepayment penalty and (b) immediately prior to the consummation of the Business Combination, an additional payment of at least $6 million under the HVL Bridge Note by way of (i) payment in cash by us and/or (ii) the sale and transfer of all or any portion of the HVL Bridge Note, equivalent in value to the portion of the additional payment to be repaid pursuant to this clause (b)(ii), to any person or persons designated in writing by us.

In addition, under the HVL Termination Agreement, upon the terms and subject to the conditions set forth therein, we agreed to issue to HVL 387,696 additional shares of our Common Stock.

Revenue Interest Financing Agreement, Side Letter and PIPE Conversion Option

On February 9, 2023, concurrently with the execution of the Business Combination Agreement, we entered into the Revenue Interest Financing Agreement with certain entities that engaged RTW, pursuant to which, at the closing of the Business Combination, we assumed all obligations of Legacy Allurion under the Revenue Interest Financing Agreement and RTW paid us an aggregate of $40.0 million (the “Investment Amount”). In exchange for the Investment Amount, we will remit revenue interest payments on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries.

On April 14, 2024, the Revenue Interest Financing Agreement was amended pursuant to the Omnibus Amendment to the Revenue Interest Financing Agreement to reflect certain modifications agreed between the parties thereto in connection with the Amended Note Purchase Agreement and the refinancing of the Fortress Credit Agreement.

Additionally, in connection with our entry into the Revenue Interest Financing Agreement, we, Compute Health, Legacy Allurion, Merger Sub II and RTW entered into the RTW Side Letter under which RTW may elect to exercise the PIPE Conversion Option. Refer to Note 9, Revenue Interest Financing, Side Letter, and PIPE Conversion Option, in the notes to our annual consolidated financial statements for the years ended December 31, 2023 and 2022 incorporated by reference herein for further discussion on the Revenue Interest Financing.

On May 2, 2023, the parties amended and restated the Original RTW Side Letter in connection with the Backstop Agreement, pursuant to which, among other things, Allurion issued 250,000 shares of Common Stock to RTW immediately prior to the Intermediate Merger Effective Time. On April 14, 2024, the parties entered into the Side Letter Amendment to reflect certain modifications to the Amended and Restated RTW Side Letter in connection with the Amended Note Purchase Agreement. The Side Letter Amendment provides, among other things, that RTW may make a single election in certain circumstances to convert the Conversion Amount into the Investment Conversion.

Pursuant to the Amended and Restated RTW Side Letter, on October 22, 2024, the Additional RIFA Investors notified the Company of their election to exercise the Investment Conversion in full. Accordingly, on October 30, 2024, the Company and the Additional RIFA Investors entered into the Additional Revenue Interest Financing Agreement. The Additional Revenue Interest Financing Agreement has substantially identical terms and conditions as the Original RIFA, except that the amount of financing provided by the Additional RIFA Investors to Allurion Opco under the Additional Revenue Interest Financing Agreement is equal to the Conversion Amount.

Amended Note Purchase Agreement

Pursuant to the Amended Note Purchase Agreement, on April 16, 2024, we issued and sold $48 million of Notes to RTW in a private placement. Until the Notes are converted or repaid in full, RTW will be entitled to designate one representative who will serve as a non-voting board observer to the Board. In addition, in September 2024, we appointed Keith Johns to our Board in satisfaction of certain obligations to RTW set forth in the Amended Note Purchase Agreement.

Public Offering and Private Placement

Pursuant to an underwriting agreement we entered into on June 28, 2024 with Jefferies LLC and TD Securities (USA) LLC, as representatives of the several underwriters (the “Underwriting Agreement”), on July 1, 2024, we issued and sold 14,406,508 shares of our Common Stock and warrants to purchase 14,406,508 shares of Common Stock at an offering price of $1.20 per share and accompanying warrant. RTW purchased 239,842 shares of Common Stock and warrants to purchase 239,842 shares of Common Stock in the Offering, for an aggregate purchase price of $0.3 million.

Concurrently with the Underwriting Agreement, we issued and sold 2,260,159 shares of Series A Preferred Stock and 2,260,159 Private Placement Warrants to funds affiliated with RTW, for an aggregate purchase price of approximately $2.7 million, at an offering price of $1.20 per share of Series A Preferred Stock and accompanying Private Placement Warrant.

Investment by Former Chief Commercial Officer

On June 24, 2023, Legacy Allurion sold a $200,000 Bridge Note to its former Chief Commercial Officer, Benoit Chardon.

Investor Rights Agreement

Immediately prior to the closing of the Business Combination, we entered into the Investor Rights Agreement. For more information about the Investor Rights Agreement, see the section entitled “Description of Securities—Investor Rights Agreement.”

Consulting Agreements with KKG Enterprises, LLC and Remus Group Management, LLC

In the first quarter of 2023, we entered into consulting agreements with KKG Enterprises, LLC (“KKG Enterprises”) and Remus Group Management, LLC (“Remus Group Management”) to assist us in building out our AI platform, augment our AI advisory board, and provide advisory services related to the Business Combination. These agreements were tied to board-related work by Krishna Gupta, who is a member of our Board, CEO of Remus Group Management, principal at KKG Enterprises, and affiliated with Romulus Capital, a stockholder. The agreements included payments of $0.2 million to KKG Enterprises and $0.3 million to Remus Group Management, and were terminated in June 2023.

Allurion Middle East Medical Instruments Trading, LLC

Allurion Middle East Medical Instruments Trading, LLC (“Allurion Middle East”) is Allurion’s subsidiary in the United Arab Emirates (the “UAE”). Per the law of the UAE, the majority owner of a UAE limited liability company must be a UAE entity. Pursuant to the Second Restated Memorandum of Association of Allurion Middle East Medical Instruments Trading (the “MoA”), Shuraa Management & Consultancy LLC is a 51% owner of Allurion Middle East; Allurion owns the remaining 49%.

Allurion Middle East was established to carry on the business of medical, surgical equipment, and instruments trading in the Middle East on behalf of Allurion. Allurion Middle East is permitted to enter into agreements and act as an agent on Allurion’s behalf. Allurion Middle East’s capital is AED 300,000 divided into 300 non-divisible shares, par value AED 1,000. The capital is fully paid in cash and divided as follows: Shuraa Management & Consultancy LLC received 153 shares at a value of AED 153,000 and holds 51% in capital. Allurion holds 147 shares for a value of AED 147,000 and holds 49% in capital. New shares may be issued at any time to increase capital or by transferring the available reserve to share capital by a resolution of the board. Shares are assignable. Under the MoA, transfers are not permitted where they would reduce the UAE national partner’s hold in the capital below 51% unless the number of partners is reduced to below 2 or increased to above 50. Profits from Allurion Middle East are distributed 20% to Shuraa Management and Consultancy LLC and 80% to Allurion.

On February 2, 2022, Allurion Middle East entered into a one-year lease agreement with Shuraa Business Centre Branch (“SBCB”), an affiliate of Shuraa Management & Consultancy LLC. On August 29, 2022, Allurion Middle East entered into a second one-year lease agreement with SBCB. Under each lease, Allurion Middle East pays to SBCB AED 41,500 and AED 35,000 per year, respectively, plus a AED 3,000 refundable security deposit and 5% VAT. These leases automatically renew after one year as agreed to by the parties. On February 2, 2024, Allurion Middle East entered into a six-month lease agreement with SBCB in lieu of the second annual renewal of its one-year lease agreement entered into on February 2, 2022. Cancellation of these contracts is not permitted until the seventh month and requires a two month notice period. Standard indemnity provisions exist.

Corporate Officer Agreement and Termination Agreement

Effective as of September 1, 2023, we entered into a corporate officer agreement with Benoit Chardon, then our Chief Commercial Officer, and Benoit Chardon Consulting, a French société à responsabilité limitée which is solely owned by Mr. Chardon (“BCC”) pursuant to which BCC served as Managing Director of Allurion France. The corporate officer agreement provided that BCC would receive base consulting fees of €28,333.33 per month and additional variable compensation subject to the incentive plan terms issued annually by Allurion and conditional on meeting Allurion France and personal performance goal attainment defined each year by Allurion.

On December 12, 2023, Mr. Chardon, BCC and Allurion France entered into a Termination Agreement (the “Termination Agreement”), pursuant to which the parties agreed to terminate the Corporate Officer Agreement by and among BCC, Mr. Chardon and Allurion France (the “Corporate Officer Agreement”) as of December 31, 2023 (the “Departure Date”). Pursuant to the Termination Agreement, BCC resigned from its duties as managing director of Allurion France effective as of the Departure Date and Allurion paid BCC all amounts due to it under the Corporate Officer Agreement for monthly consulting fees through the Departure Date and its variable compensation due for the third quarter of 2023. In addition, Allurion paid BCC a lump-sum termination fee of €156,740. The Termination Agreement contains a mutual release and non-disparagement provision as well as a non-solicitation provision by BCC in favor of Allurion France.

Paris Lease Agreement

LNMP JPBC Investment, a French entity, was the lessor under the 56 Rue des Petites Ecuries, Paris Lease (the “56 Rue des Petites Ecuries Lease”), pursuant to which we leased certain space for company purposes. LNMP JPBC Investment is partially owned by Benoit Chardon, our former Chief Commercial Officer. Under the 56 Rue des Petites Ecuries Lease, Allurion paid monthly rent of €9,284. The 56 Rue des Petites Ecuries Lease had a three year term, which began in August 2022, and was renewable by agreement between Allurion and LNMP JPBC Investment. This lease was terminated in February 2024.

Indemnification Agreements

We entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our Charter and Bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Executive Officer and Director Compensation Arrangements

See the sections entitled “Executive Compensation” and “Director Compensation” in our filings incorporated by reference herein for information regarding compensation arrangements with our executive officers and directors, which include, among other things, employment, termination of employment and change in control arrangements, stock awards and certain other benefits.

Related Person Transaction Policy

We have adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is any transaction in which Allurion or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of Allurion’s executive officers or a member of our Board;

•	any person who is known by Allurion to be the beneficial owner of more than 5% of our voting stock; and

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law or any other person (other than a tenant or employee) sharing the household of such related person of a director, executive officer or a beneficial owner of more than 5% of our voting stock

We also have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, the Audit Committee will have the responsibility to review related person transactions.

Director Independence

Our Board has determined that each member of the Board, other than Dr. Gaur, qualifies as independent, as defined under the listing standards of the NYSE. In addition, our Board has determined that each of the members of the Audit, Nominating and Corporate Governance, and Compensation Committees is independent in accordance with the rules of the NYSE and, in the case of the members of the Audit Committee, the rules of the SEC. In determining the independence of its members, the Board considered all the facts and circumstances it deemed relevant in determining their independence, including, but not limited to, the director’s commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships. We are subject to the rules of the SEC and NYSE relating to the memberships, qualifications, and operations of the Audit Committee.

DESCRIPTION OF SECURITIES

The following description summarizes certain important terms of our capital stock as of the date of this prospectus as specified in our Charter and Bylaws. Because the following description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section entitled “Description of Securities,” you should refer to the Charter, the Bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law.

Authorized and Outstanding Stock

Our Charter authorizes the issuance of 1.1 billion shares, consisting of 1 billion shares of Common Stock, $0.0001 par value per share, and 100 million shares of Preferred Stock, $0.0001 par value. As of December 6, 2024, there were 64,797,259 shares of our Common Stock outstanding and 2,260,159 shares of our Series A Preferred Stock outstanding.

Common Stock

Our Charter provides the following with respect to the rights, powers, preferences and privileges of our Common Stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of Preferred Stock, the holders of our Common Stock will possess all voting power for the election of Allurion’s directors and all other matters requiring stockholder action. Holders of our Common Stock will be entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of our Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by our Board in its discretion out of funds legally available therefor. We do not intend to pay cash dividends in the foreseeable future. Any payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions. In no event will any stock dividends or stock splits or combinations of stock be declared or made on our Common Stock unless all shares of our Common Stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution or winding-up, our net assets will be distributed pro rata to the holders of our Common Stock, subject to the rights of the holders of Preferred Stock, if any.

Preemptive or Other Rights

There are no sinking fund provisions applicable to our Common Stock.

Preferred Stock

Our Charter provides that shares of Preferred Stock may be issued from time to time in one or more series. Our Board is authorized to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series of

Preferred Stock and any qualifications, limitations and restrictions thereof. Our Board is able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our Common Stock and could have anti-takeover effects. The ability of our Board to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of Allurion or the removal of existing management.

Series A Preferred Stock

On June 28, 2024, we filed a Certificate of Designations of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of Delaware, effective as of the time of filing, designating the rights, preferences, privileges and restrictions of the Series A Preferred Stock, and designating 2,260,159 shares of preferred stock as Series A Preferred Stock.

General. Each share of Series A Preferred Stock has a stated value of $1.20 per share and, when issued, each share of Series A Preferred Stock is fully paid and non-assessable. With respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of Allurion, the Series A Preferred Stock will rank on parity with the Common Stock and junior to any other preferred stock.

Voting. Holders of shares of the Series A Preferred Stock shall have no voting rights on any Allurion matter.

Dividends. Holders of the Series A Preferred Stock are entitled to receive dividends on shares of Series A Preferred Stock equal (on an as-if-converted-to-common-stock basis) to and in the same form as dividends actually paid on shares of the Common Stock.

Liquidation. In the event of any Liquidation (as defined in the Certificate of Designations), our assets shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock pro rata based on the number of shares held by each such holder (on an as-if-converted-to-common-stock basis).

Conversion. Following the date upon which we obtain the Second Stockholder Approval for the issuance of the underlying Common Stock, which we have agreed to obtain as set forth in the Subscription Agreement (defined below), each share of Series A Preferred Stock shall automatically convert into one share of Common Stock (or pre-funded warrants), subject to adjustment; provided, however, that in no event shall the Series A Preferred Stock be converted into a number of shares of Common Stock exceeding 9.99% of the total number of shares of Common Stock outstanding.

Mandatory Redemption. We will be required to redeem the shares of Series A Preferred Stock at a price per share equal to the volume weighted average price of the Common Stock during the 20 trading day period ending on the trading day immediately prior to such redemption if the shares of Series A Preferred Stock remain outstanding on December 31, 2026.

Warrants

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase 1.420455 shares of our Common Stock at a price of $8.10 per share, subject to adjustment as discussed below, at any time commencing on the date that is 30 days after the completion of the Business Combination. Pursuant to the Warrant Agreement, a Public Warrant holder may exercise its Public Warrants only for a whole number of shares of Common Stock. This means that only a whole Public Warrant may be exercised at any given time by a Public Warrant holder. The Public Warrants will expire seven years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of Public Warrants when the price per share of our Common Stock equals or exceeds $12.67

Not less than all of the Public Warrants may be redeemed for cash or for shares of Common Stock after a date that is ninety (90) days after Closing Date of the Business Combination. Once the Public Warrants become exercisable, we may redeem the outstanding Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per Public Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each Public Warrant holder; and

•

if, and only if, the closing price of our Common Stock equals or exceeds $12.67 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant as described under the heading “—Anti-dilution adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the Public Warrant holders.

We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Common Stock issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each Public Warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising Public Warrant holder to pay the exercise price for each Public Warrant being exercised. However, the price of the Common Stock may fall below the $12.67 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant as described under the heading “—Anti-dilution Adjustments”) as well as the $8.10 (for whole shares) Public Warrant exercise price after the redemption notice is issued.

Redemption of Public Warrants when the price per share of Common Stock equals or exceeds $7.04

Once the Public Warrants become exercisable, we may redeem the outstanding Public Warrants:

•	in whole and not in part;

•

at $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public Warrants on a cashless basis prior to redemption and receive that number of shares of Common Stock to be determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of our Common Stock except as otherwise described below; and

•

if, and only if, the closing price of our Common Stock equals or exceeds $7.04 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant as described under the heading “—Anti-dilution adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the Public Warrant holders.

Beginning on the date the notice of redemption is given until the Public Warrants are redeemed or exercised, holders may elect to exercise their Public Warrants on a cashless basis. The numbers in the table below represent the number of shares of Common Stock that a Public Warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Common Stock on the corresponding redemption date (assuming holders elect to exercise their Public Warrants and such Public Warrants are not redeemed for $0.10 per Public Warrant), determined for these purposes based on the volume-weighted average price of the Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Public Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Public Warrants, each as set forth in the table below.

We will provide our Public Warrant holders with the final fair market value no later than one business day after the 10-day trading period described above ends. The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Public Warrant or the exercise price of a Public Warrant is adjusted as set forth under the heading “Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a Public Warrant is adjusted, the adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Public Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Public Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Public Warrant.

If the exercise price of a Public Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the market value and the newly issued price as set forth under the heading “Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Public Warrant pursuant to such exercise price adjustment.

	Redemption Fair Market Value of shares of Common Stock
Redemption Date (period to expiration of Public Warrants)	≤$4.96	$5.45	$5.95	$6.45	$6.94	$7.44	$7.93	$8.43	≥$8.93
84 months	0.412	0.432	0.449	0.464	0.476	0.487	0.497	0.506	0.513
81 months	0.409	0.429	0.447	0.462	0.475	0.486	0.496	0.505	0.513
78 months	0.405	0.426	0.444	0.460	0.473	0.485	0.496	0.505	0.513
75 months	0.400	0.422	0.441	0.458	0.472	0.484	0.495	0.505	0.513
72 months	0.396	0.419	0.438	0.455	0.470	0.483	0.494	0.504	0.513
69 months	0.391	0.415	0.435	0.453	0.468	0.482	0.494	0.504	0.513
66 months	0.386	0.411	0.432	0.450	0.466	0.480	0.493	0.503	0.513
63 months	0.381	0.406	0.428	0.447	0.464	0.479	0.492	0.503	0.513
60 months	0.375	0.401	0.424	0.444	0.462	0.477	0.491	0.503	0.513
57 months	0.369	0.396	0.420	0.441	0.459	0.475	0.490	0.502	0.513
54 months	0.362	0.391	0.415	0.437	0.457	0.474	0.488	0.501	0.513
51 months	0.355	0.385	0.411	0.434	0.454	0.472	0.487	0.501	0.513
48 months	0.347	0.378	0.405	0.429	0.451	0.469	0.486	0.500	0.513
45 months	0.339	0.371	0.399	0.425	0.447	0.467	0.484	0.499	0.513
42 months	0.330	0.363	0.393	0.420	0.443	0.464	0.482	0.499	0.513
39 months	0.320	0.355	0.386	0.414	0.439	0.461	0.481	0.498	0.513
36 months	0.309	0.345	0.378	0.408	0.434	0.458	0.478	0.497	0.513
33 months	0.297	0.335	0.370	0.401	0.429	0.454	0.476	0.496	0.513
30 months	0.284	0.324	0.360	0.393	0.423	0.450	0.473	0.494	0.513
27 months	0.269	0.311	0.349	0.384	0.416	0.445	0.470	0.493	0.513
24 months	0.253	0.296	0.337	0.374	0.408	0.439	0.467	0.491	0.513

	Redemption Fair Market Value of shares of Common Stock
Redemption Date (period to expiration of Public Warrants)	≤$4.96	$5.45	$5.95	$6.45	$6.94	$7.44	$7.93	$8.43	≥$8.93
21 months	0.234	0.279	0.322	0.362	0.399	0.433	0.463	0.489	0.513
18 months	0.214	0.260	0.306	0.349	0.389	0.425	0.458	0.487	0.513
15 months	0.190	0.238	0.286	0.332	0.376	0.415	0.452	0.484	0.513
12 months	0.162	0.212	0.262	0.312	0.360	0.404	0.444	0.481	0.513
9 months	0.130	0.180	0.234	0.288	0.340	0.389	0.435	0.476	0.513
6 months	0.092	0.142	0.197	0.256	0.315	0.371	0.423	0.470	0.513
3 months	0.046	0.091	0.149	0.214	0.282	0.348	0.409	0.464	0.513
0 months	—	—	0.060	0.163	0.254	0.331	0.399	0.459	0.513

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Public Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of our Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $5.45 per share, and at such time there are 57 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.396 shares of Common Stock for each whole Public Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of our Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $5.70 per share, and at such time there are 58 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.410 shares of Common Stock for each whole Public Warrant. In no event will the Public Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.513 shares of Common Stock per Public Warrant (subject to adjustment). Finally, as reflected in the table above, if the Public Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

As stated above, we can redeem the Public Warrants when our Common Stock is trading at a price starting at $7.04, which is below the exercise price of $8.10, because it will provide certainty with respect to our capital structure and cash position while providing Public Warrant holders with the opportunity to exercise their Public Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Public Warrants when our Common Stock is trading at a price below the exercise price of the Public Warrants, this could result in the Public Warrant holders receiving fewer Common Stock than they would have received if they had chosen to wait to exercise their Public Warrants for Common Stock if and when such Common Stock was trading at a price higher than the exercise price of $8.10.

No fractional Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Common Stock to be issued to the holder. If, at the time of redemption, the Public Warrants are exercisable for a security other than the shares of Common Stock pursuant to the Warrant Agreement (for instance, if we are not the surviving company in our initial business combination), the Public Warrants may be exercised for such security. At such time as the Public Warrants become exercisable for a security other than the Common Stock, the company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon exercise of the Public Warrants.

Redemption Procedures

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Public Warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of Common Stock is increased by a stock capitalization or share dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering made to all, or substantially all, holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Common Stock on account of such Common Stock (or other securities into which the Public Warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Common Stock issuable on exercise of each Public Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Common Stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to provide holders of our Common Stock the right to have their shares redeemed in connection with our initial business combination or to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the Public Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty (30) days following public disclosure of such transaction, the Public Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Public Warrant Value (as defined in the Warrant Agreement) of the Public Warrant.

The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the Public Warrants otherwise do not receive the full potential value of the Public Warrants.

The Public Warrants were issued in registered form under the Warrant Agreement between Continental Stock Transfer & Trust Company, as Public Warrant agent, and us. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding Public Warrants. You should review a copy of the Warrant Agreement, as amended, which is filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Public Warrants and receive Common Stock. After the issuance of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the Public Warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

July 2024 Public Warrants

The following summary of certain terms and provisions of the July 2024 Public Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the July 2024 Public Warrants, the form of which is filed as an exhibit to this prospectus. Prospective investors should carefully review the terms and provisions of the form of warrant for a complete description of the terms and conditions of the July 2024 Public Warrants.

Duration and Exercise Price

Each July 2024 Public Warrant has an initial exercise price of $1.20 per share. The July 2024 Public Warrants are immediately exercisable and expire on the fifth anniversary of the original issuance date. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The July 2024 Public Warrants were issued separately from the Common Stock and may be transferred separately immediately thereafter. Each purchaser of one share of our Common Stock in the Offering received one July 2024 Public Warrant per share of Common Stock purchased thereby.

Exercisability

The July 2024 Public Warrants are exercisable, at the option of each holder, in whole or in part, by delivering a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of the July 2024 Public Warrant to the extent that the holder would own more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s July 2024 Public Warrants. No fractional shares of Common Stock will be issued in connection with the exercise of a July 2024 Public Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Transferability

Subject to applicable laws, a July 2024 Public Warrant may be transferred at the option of the holder upon surrender of the July 2024 Public Warrant together with the appropriate instruments of transfer.

Exchange Listing

We have not listed, and do not intend to list, the July 2024 Public Warrants on the NYSE or any other securities exchange or nationally recognized trading system.

Right as a Stockholder

Except as otherwise provided in the July 2024 Public Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the July 2024 Public Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their July 2024 Public Warrants.

Private Placement Warrants

The Private Placement Warrants are not exercisable until after the date upon which we obtain the Second Stockholder Approval for the issuance of the underlying Common Stock, which we have agreed to obtain as set forth in the Subscription Agreement. Following such date, the Private Placement Warrants are immediately exercisable at an exercise price of $1.20 and will expire five years from the date of issuance, subject to certain limitations.

A holder of Private Placement Warrants may not exercise the Private Placement Warrant if such holder, together with its affiliates, would beneficially own more than 4.99% (or, upon election by a holder prior to the issuance of the Private Placement Warrants, 9.99%) of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

If the shares of Series A Preferred Stock are redeemed, we must offer to repurchase the Private Placement Warrants at a price per share of underlying Common Stock equal to the Redemption Price minus the exercise price of the Private Placement Warrants.

Registration Rights

Investor Rights Agreement

In connection with the Closings, we and the Investors entered into the Investor Rights Agreement. Pursuant to the Investor Rights Agreement, upon the terms and subject to the conditions set forth therein, each Investor was granted certain registration rights with respect to his, her, or its shares of our Common Stock.

The Investor Rights Agreement restricts the ability of certain Investors to transfer all or a portion of their respective shares of our Common Stock (or any securities convertible into or exercisable or exchangeable for shares of our Common Stock), subject to certain permitted transfers, for a period of either 18 months or 12 months following the Closing Date, as applicable. The foregoing lock-up restrictions do not apply to: (a) any shares of our Common Stock purchased pursuant to the PIPE Subscription Agreements, (b) 100 shares of our Common Stock held by each Investor, (c) shares issued to the Sponsor in the Sponsor Loan Equity Issuance, (d) certain incremental shares of PIPE Investors who were existing Allurion Stockholders or existing holders of Allurion Convertible Notes (as defined in the Investor Rights Agreement) or shares issued upon conversion of securities issued in the Incremental Financing and (e) the Backstop Shares, the Sponsor Contributed Shares (as defined in the Investor Rights Agreement), the Gaur Trust Contributed Shares or the shares of our Common Stock issued to each of HVL, RTW, Fortress and the other holders of Bridge Notes.

Additionally, pursuant to the Investor Rights Agreement, upon the terms and subject to the conditions set forth therein, the following persons have the following nomination rights with respect to our Board, subject to the limitations set forth in the Investor Rights Agreement: (i) one director and one independent director nominated by Shantanu Gaur; (ii) one director and one independent director nominated by Remus Capital; (iii) one director nominated by the Sponsor; and (iv) two independent directors nominated by Allurion (one of which shall be designated by RTW).

The Investor Rights Agreement will terminate upon the earlier of (i) the seventh anniversary of the Closing Date, (ii) a Change of Control (as defined in the Business Combination Agreement) or (iii) the date as of which there shall be no registrable securities outstanding; provided, that with respect to any Investor, such Investor will have no rights under the Investor Rights Agreement and all of our obligations to such Investor shall terminate upon the earlier of (x) the date at least one year after the Closing Date that such Investor ceases to hold at least one percent of the registrable securities outstanding on the Closing Date or (y) if such Investor is a one of our directors or executive officers, the date such Investor no longer serves as one of our directors or an executive officers. Notwithstanding the foregoing, (a) the piggy-back registration rights provided for in the Investor Rights Agreement shall terminate no later than the third anniversary of the Closing Date and (b) the obligations regarding the nomination of directors shall survive until the earlier of a termination of the Investor Rights Agreement in accordance with clauses (i) or (ii) above or with respect to any one Investor, at such time as such Investor is no longer entitled to nominate a director to our Board under the terms of the Investor Rights Agreement.

PIPE Subscription Agreements

The PIPE Subscription Agreements also provide that no later than 45 calendar days after the Closing Date, we were required to file a registration statement covering the resale of the PIPE Shares and to use our commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) 90 calendar days after the Closing Date (or 120 calendar days after the Closing Date if the SEC notifies us that it will “review” such registration statement) and (ii) the 10th business day after the date we are notified (orally or in writing, whichever is earlier) by the SEC that such resale registration statement will not be “reviewed” or will not be subject to further review. Such resale registration statement was declared effective by the SEC on December 15, 2023.

Chardan Registration Rights Agreement

The Chardan Registration Rights Agreement provides for the registration of the offer and sale of the shares of our Common Stock issuable pursuant to the Chardan Purchase Agreement on a resale registration statement on Form S-1. Such registration statement was declared effective by the SEC on December 29, 2023.

Amended Note Purchase Agreement

Pursuant to the Amended Note Purchase Agreement, we issued and sold $48 million of Notes to RTW in a private placement. Until the Notes are converted or repaid in full, RTW will be entitled to designate one representative who will serve as a non-voting board observer to the Board. In addition, in September 2024, we appointed Keith Johns to our Board, in satisfaction of certain obligations to RTW set forth in the Amended Note Purchase Agreement.

The Amended Note Purchase Agreement also provides that in no event later than 45 days after April 16, 2024, we must file with the SEC a registration statement covering the resale of the full amount of the shares of Common Stock underlying the Notes sold under the Amended Note Purchase Agreement. We must use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable, but in no event later than the date which shall be either (a) in the event that the SEC does not review such registration statement, 90 days after April 16, 2024, or (b) in the event that the SEC reviews such registration statement, 120 days after the April 16, 2024 (but in any event, no later than three business days following the SEC indicating that it has no further comments on the registration statement). Such resale registration statement was declared effective by the SEC on October 7, 2024.

Subscription Agreement

On June 28, 2024, we entered into the Subscription Agreement with funds affiliated with RTW (the “Subscription Agreement”), pursuant to which we sold to RTW 2,260,159 shares of Series A Preferred Stock and 2,260,159 Private Placement Warrants, for an aggregate purchase price of approximately $2.7 million at a purchase price of $1.20 per share of Series A Preferred Stock and accompanying Private Placement Warrant.

The Subscription Agreement provides that in no event later than 45 days after July 1, 2024, we must file with the SEC a registration statement covering the resale of the full amount of the shares of Common Stock underlying the Notes sold under the Amended Note Purchase Agreement. We must use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable, but in no event later than the date which shall be either (a) in the event that the SEC does not review such registration statement, 30 days after September 30, 2024 (the “Amendment Filing Deadline”) Amendment Filing Deadline, or (b) in the event that the SEC reviews such registration statement, 90 days after the Amended Filing Deadline (but in any event, no later than three business days following the SEC indicating that it has no further comments on the registration statement). Such resale registration statement was declared effective by the SEC on October 7, 2024.

Anti-Takeover Provisions

Allurion Charter and Bylaws

Among other things, our Charter and Bylaws (as amended from time to time):

•

permit our Board to issue up to 100 million shares of Preferred Stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the number of directors may be changed only by resolution of our Board;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of at least 66 2/3% of all of our then- outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, subject to the rights of any series of Preferred Stock, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of stockholders may only be called by our Board pursuant to a resolution adopted by a majority of our Board, by the chairman of our Board or by the chief executive officer;

•

provide that our Board will be divided into three classes of directors, with the directors serving staggered three-year terms, therefore making it more difficult for stockholders to change the composition of the Board; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of our Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions will make it more difficult for the existing stockholders to replace our Board as well as for another party to obtain control of Allurion by replacing our Board. Because our Board will have the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock will make it possible for our Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change the control of Allurion.

These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our Common Stock.

Certain Anti-Takeover Provisions of Delaware Law

We are subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

•	A “business combination” includes a merger or sale of more than 10% of a corporation’s assets. However, the above provisions of Section 203 would not apply if:

•	the relevant Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or

•

on or subsequent to the date of the transaction, the initial business combination is approved by the Board and authorized at a meeting of the corporation’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These provisions may have the effect of delaying, deferring, or preventing changes in control of Allurion.

Exclusive Forum

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (1) any derivative action, suit or proceeding brought on our behalf; (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholders or employees of ours or our stockholders; (3) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the DGCL, our Bylaws or our Charter (as either may be amended from time to time); or (4) any action, suit or proceeding asserting a claim against us or any current or former director, officer or stockholder governed by the internal affairs doctrine.

Our Charter provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If any such foreign action is filed in a court other than the courts in the State of Delaware in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce such actions and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. Our Charter also provides that any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our Charter is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

This choice of forum provision has important consequences for our stockholders. These provisions may limit or increase the difficultly of a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors and officers, or may increase the associated costs for such stockholder to bring a claim, both of which may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Transfer Agent and Warrant Agent

The Transfer Agent for our Common Stock and the warrant agent for our Public Warrants is Continental Stock Transfer & Trust Company.

Listing of our Common Stock and Public Warrants

Our Common Stock and Public Warrants are listed on the NYSE under the symbols “ALUR” and “ALUR WS,” respectively.

PLAN OF DISTRIBUTION

(CONFLICTS OF INTEREST)

We are registering the resale by Chardan of up to 9,482,468 shares of our Common Stock, including 35,511 shares of Common Stock that have been issued to Chardan as Commitment Shares under the Chardan Purchase Agreement. Although the Chardan Purchase Agreement provides that we may sell up to an aggregate of $100.0 million of shares of our Common Stock to the selling securityholder, only 9,482,468 shares of our Common Stock issuable under the Chardan Equity Facility, including the 35,511 Commitment Shares issued to Chardan as consideration for its execution and delivery of the Chardan Purchase Agreement on December 18, 2023, are being registered for resale under the registration statement that includes this prospectus. The actual number of shares of our Common Stock issuable will vary depending on the then-current market price of shares of our Common Stock sold to Chardan in this offering. To date, we have issued and sold 143,234 shares of our Common Stock to Chardan as Purchase Shares pursuant to the Chardan Purchase Agreement. As such, 9,303,723 shares of Common Stock remain issuable under the Chardan Equity Facility.

We will not receive any of the proceeds from the sale of the securities by Chardan. However, we may receive up to $100.0 million in aggregate gross proceeds from Chardan under the Chardan Purchase Agreement in connection with sales of shares of our Common Stock to Chardan pursuant to the Chardan Purchase Agreement. The aggregate proceeds to Chardan will be the purchase price of the securities less any discounts and commissions borne by Chardan.

Once issued, the securities beneficially owned by Chardan covered by this prospectus may be offered and sold from time to time by Chardan, including any donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from Chardan as a gift, pledge, partnership distribution or other transfer. Chardan will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. Chardan reserves the right to accept and, together with its respective agents, to reject, any proposed purchase of securities to be made directly or through agents. Chardan and any of its permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions.

Subject to any limitations set forth in any applicable agreement that provides for registration rights, Chardan may use any one or more of the following methods when selling the securities offered by this prospectus:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	one or more underwritten offerings;

•	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•	distributions to their members, partners or stockholders;

•	agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales

•	made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through a combination of any of the above methods of sale; or

•	any other method permitted pursuant to applicable law.

We are required to pay all fees and expenses incident to the registration of shares of our Common Stock to be offered and sold pursuant to this prospectus.

The Selling Securityholder may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, subject to the applicable conditions and requirements of that rule.

Chardan is a selling securityholder and is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Chardan is a registered broker-dealer and FINRA member and has informed us that it presently anticipates effectuating resales, if any, of our common shares that it may acquire from us pursuant to the Chardan Purchase Agreement, and that it may also engage one or more other registered broker-dealers to effectuate resales, if any, of such shares that it may acquire from us. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Chardan has informed us that each such broker-dealer (excluding Chardan), may receive commissions from Chardan for executing such sales for Chardan and, if so, such commissions will not exceed customary brokerage commissions.

The purchase price of the shares of our Common Stock that we elect to sell to Chardan pursuant to the Chardan Purchase Agreement will be determined by reference to the VWAP of the Common Stock during the applicable purchase date on which we have timely delivered written notice to Chardan directing it to purchase shares of our Common Stock under the Chardan Purchase Agreement, less a fixed 3.0% discount to such VWAP. This 3.0% discount will be deemed to be underwriting compensation in connection with sales of the shares of our Common Stock by Chardan to the public.

As consideration for its irrevocable commitment to, at our request, purchase the “Commitment Shares”. In accordance with FINRA Rule 5110, the Commitment Shares will be deemed underwriting compensation in connection with sales of the shares of Common Stock by Chardan to the public. In addition, we have also agreed to pay a structuring fee of $125,000 to Chardan following the effectiveness of the registration statement of which the prospectus is a part for advising us on the structure of the Chardan Equity Facility in order to establish all necessary corporate and other arrangements for the conduct of the Chardan Equity Facility. We also have agreed to reimburse Chardan up to $25,000 per fiscal quarter for up to 36 months after January 1, 2024, or up to $300,000 in the aggregate, for the fees and disbursements of its counsel in connection with Chardan’s ongoing due diligence review. In accordance with FINRA Rule 5110 these reimbursed fees and expenses are deemed underwriting compensation in connection with sales of shares of Common Stock by Chardan to the public. The Commitment Shares will not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Commitment Shares for a period of 180 days beginning on the date of commencement of sales of the public offering under the Chardan Equity Facility, except as provided in FINRA Rule 5110(e)(2).

The total underwriting compensation to be received in connection with sales of shares of our Common Stock by Chardan to the public, as determined under FINRA Rule 5110, will not exceed 8% of the maximum dollar amount of common shares to be sold to the public under the Chardan Equity Facility.

We also have agreed to indemnify Chardan and certain other persons against certain liabilities in connection with the offering of shares of our Common Stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Chardan has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Chardan specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, Chardan may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares of Common Stock in the course of hedging transactions, and broker-dealers or other financial institutions may engage in short sales of shares of Common Stock in the course of hedging the positions they assume with Chardan. Chardan may also sell shares of Common Stock short and redeliver the shares to close out such short positions. Chardan may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Chardan may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Chardan may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any stockholder or borrowed from any stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Shareholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any stockholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by Chardan may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from Chardan in amounts to be negotiated immediately prior to the sale.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised Chardan that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of Chardan and its affiliates. In addition, we will make copies of this prospectus available to Chardan for the purpose of satisfying the prospectus delivery requirements of the Securities Act. Chardan may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We know of no existing arrangements between Chardan or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of Common Stock offered by this prospectus.

Conflicts of Interest

Chardan is a member of FINRA and is expected to act as an executing broker for the resale of the shares of our Common Stock in this offering. The receipt by Chardan of all the proceeds from resales of shares of our Common Stock results in a “conflict of interest” under FINRA Rule 5121. Accordingly, such resales will be conducted in compliance with FINRA Rule 5121. To the extent that the shares of our Common Stock do not have a “bona fide public market”, as defined in FINRA Rule 5121, a qualified independent underwriter will participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement. LifeSci Capital, LLC has agreed to act as qualified independent underwriter for this offering and will receive(i) $100,000 promptly following the effectiveness of the registration statement of which this prospectus forms a part, and (ii) beginning one year after the date of the Chardan Purchase Agreement (the “Anniversary Date”), an amount equal to $25,000 each quarter following the Anniversary Date (starting on January 1, 2025) for so long as the Chardan Purchase Agreement remains in effect, up to an aggregate amount of $300,000. Pursuant to FINRA Rule 5121, Chardan will not confirm resales of shares of our Common Stock to any account over which it exercises discretionary authority without the prior written approval of the customer.

LEGAL MATTERS

Goodwin Procter LLP has passed upon the validity of the shares of our Common Stock offered by this prospectus and certain other legal matters related to this prospectus.

EXPERTS

The financial statements of Allurion Technologies, Inc. incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a “shelf” registration statement (including amendments and exhibits to the registration statement) on Form S-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For more detail about us and the securities offered by this prospectus, you may examine the registration statement of which this prospectus forms a part, the documents incorporated by reference herein and the exhibits filed with it at the website provided in the next paragraph. You should rely only on the information contained in this prospectus, any applicable prospectus supplement, any free writing prospectus and the documents incorporated by reference herein and therein. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public on a website maintained by the SEC located at www.sec.gov. We also maintain a website at investors.allurion.com. Through our website, we make available, free of charge, annual, quarterly and current reports, proxy statements and other information as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website and investor relations website addresses in this prospectus is an inactive textual reference only.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information contained in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below which have been filed by us:

•	our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 26, 2024, amended by the Form 10-K/A filed with the SEC on April 29, 2024;

•

our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, filed with the SEC on May 15, 2024, June 30, 2024, filed with the SEC on August 14, 2024, and September 30, 2024, filed with the SEC on November 13, 2024;

•

our Current Reports on Form 8-K, filed with the SEC on January 8, 2024; March  15, 2024; March  21, 2024; April  17, 2024; April  30, 2024; May  14, 2024; June  26, 2024; July  1, 2024; July  5, 2024; August  7, 2024; August  13, 2024; August  15, 2024; September  4, 2024; September  5, 2024, October  28, 2024, November  4, 2024; November  13, 2024; and December 18, 2024.

•

the description of our securities contained in our registration on Form S-1 (File No.  333-276131) filed with the SEC on June 21, 2024, including any amendment or report filed for the purpose of updating such description.

All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except as to any portion of any report or documents that is not deemed filed under such provisions, (1) on or after the date of filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement and (2) on or after the date of this prospectus until the earlier of the date on which all of the securities registered hereunder have been sold or the registration statement of which this prospectus is a part has been withdrawn, shall be deemed incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of those documents and will be automatically updated and, to the extent described above, supersede information contained or incorporated by reference in this prospectus and previously filed documents that are incorporated by reference in this prospectus.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 2.02, 7.01 or 9.01 of Form 8-K. Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus is delivered a copy of any or all of the reports or documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Allurion Technologies, Inc., 11 Huron Drive, Natick, MA 01760.

9,482,468 Shares of Common Stock

Allurion Technologies, Inc.

PROSPECTUS

December 20, 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be borne by the registrant in connection with the securities being registered hereby.

Expense	Estimated Amount
Securities and Exchange Commission registration fee		$4,744.69
FINRA filing fee		$5,321.84
Accounting fees and expenses		*
Legal fees and expenses		*
Financial printing and miscellaneous expenses		*

Total	$	*

*	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

Item 15.	Indemnification of Directors and Officers

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the

DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Additionally, our Charter and Bylaws limit the liability of our (i) directors and (ii) officers, which includes each individual who has been duly appointed as an officer of Allurion and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to our registered agent as contemplated by Section 3114(b) of Title 10 of the DGCL, in each case, to the fullest extent permitted by the DGCL, and also provides that we indemnify our directors and officers to the fullest extent permitted by the DGCL.

In connection with the Business Combination, we entered into indemnification agreements with each of our directors and executive officers, a form of which is filed as Exhibit 10.1 to this prospectus. These agreements provide that we indemnify each of our directors and officers to the fullest extent permitted by law and our Charter and Bylaws, and provides for advancement of expenses incurred as a result of any proceeding against them as to which they could be indemnified.

We also maintain a general liability insurance policy, which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 16.	Exhibits and Financial Statements Schedules

(a) Exhibits.

Exhibit Number	Description

2.1+	Business Combination Agreement, dated as of February 9, 2023, by and among Compute Health Acquisition Corp., Compute Health Corp., Compute Health LLC, Allurion Technologies Holdings, Inc. and Allurion Technologies, Inc. (included as Annex A to the proxy statement/prospectus that forms a part of the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

2.2+	Amendment No. 1 to the Business Combination Agreement, dated as of May 2, 2023, by and among Compute Health Acquisition Corp., Compute Health Corp., Compute Health LLC, Allurion Technologies Holdings, Inc. and Allurion Technologies, Inc. (included as Annex A-1 to the proxy statement/prospectus that forms a part of the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

3.1	Form of Amended and Restated Certificate of Incorporation of Allurion Technologies, Inc. (f/k/a Allurion Technologies Holdings, Inc.) (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

Exhibit Number	Description

3.2	Bylaws of Allurion Technologies, Inc. (f/k/a Allurion Technologies Holdings, Inc.) (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

4.1	Warrant Agreement, dated February 4, 2021, between Compute Health Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2021).

4.2	Amendment to Warrant Agreement, dated August 1, 2023, by and between Compute Health and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

4.3	Warrant Assignment, Assumption and Amendment Agreement, dated August 1, 2023, by and among Compute Health Acquisition Corp., Allurion Technologies, Inc. (f/k/a Allurion Technologies Holdings, Inc.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

4.4	Description of Capital Stock (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

4.5	Form of Public Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 1, 2024).

4.6	Form of Private Placement Warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 1, 2024).

5.1	Opinion of Goodwin Procter LLP (incorporated by reference to Exhibit 5.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on December 19, 2023).

10.1	Form of Indemnification Agreement between Allurion Technologies, Inc. and its Directors and Officers (incorporated by reference to Exhibit 10.32 to the Registrant’s Registration Statement on Form S-4/A filed with the SEC on June 13, 2023).

10.2	Sponsor Support Agreement, dated as of February 9, 2023, by and among Compute Health Acquisition Corp., Compute Health Sponsor LLC, Allurion Technologies Holdings, Inc., Allurion Technologies, Inc. and the independent directors of the Compute Health Acquisition Corp. (included as Annex E to the proxy statement/prospectus that forms a part of the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

10.3	Stockholder Support Agreement, dated as of February 9, 2023, by and among Compute Health Acquisition Corp., Allurion Technologies Holdings, Inc., Allurion Technologies, Inc. and certain stockholders of Allurion Technologies, Inc. (included as Annex F to the proxy statement/ prospectus that forms a part of the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

10.4	Non-Redemption Agreement, dated as of February 9, 2023, by and among Compute Health Acquisition Corp., Allurion Technologies, Inc., Allurion Technologies Holdings, Inc. and Medtronic, Inc (incorporated by reference to Exhibit 10.3 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2023).

10.5++	Investor Rights Agreement dated August 1, 2023, by and among Allurion Technologies Holdings, Inc., Compute Health Sponsor LLC, certain equity holders of Allurion Technologies, Inc. and certain other parties (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

Exhibit Number	Description

10.6++	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.5 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2023).

10.7++	Amended and Restated RTW PIPE Side Letter Agreement, dated as of May 2, 2023, by and among Compute Health Acquisition Corp., Allurion Technologies Holdings, Inc., Compute Health LLC, Allurion Technologies, Inc. and certain entities that have engaged RTW Investments, LP as investment manager (incorporated by reference to Exhibit 10.6 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.8++	Revenue Interest Financing Agreement, dated as of February 9, 2023, by and among Allurion Technologies, Inc. and certain entities that have engaged RTW Investments, LP as investment manager (incorporated by reference to Exhibit 10.8 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2023).

10.9++	Bridging Agreement, dated as of February 9, 2023, by and among Allurion Technologies, Inc. and Fortress Credit Corp (incorporated by reference to Exhibit 10.9 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on February 9, 2023).

10.10#†	Employment Agreement dated August 1, 2023 with Shantanu Gaur (incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

10.11#†	Employment Agreement dated August 1, 2023 with Christopher Geberth (incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

10.12#†	Employment Agreement dated August 1, 2023 with Ram Chuttani (incorporated by reference to Exhibit 10.13 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

10.13#	Allurion Technologies, Inc. 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

10.14#	Allurion Technologies, Inc. Amended and Restated 2020 Stock Option and Grant Plan (incorporated by reference to Exhibit 10.14 to the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

10.15#	Allurion Technologies, Inc. 2023 Stock Option and Incentive Plan (incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form S-8 filed with the SEC on October 20, 2023).

10.16#	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the Allurion Technologies, Inc. 2023 Stock Option And Incentive Plan (incorporated by reference to Exhibit 10.18 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

10.17#	Allurion Technologies, Inc. 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.4 to the Registrant’s Registration Statement on Form S-8 filed with the SEC on October 20, 2023).

10.18++	Side Letter Termination Agreement, dated as of May 2, 2023, by and among Allurion Technologies, Inc., Romulus Growth Allurion L.P. and Hunter Ventures Limited (incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

Exhibit Number	Description

10.19++	Backstop Agreement, dated as of May 2, 2023, by and among Hunter Ventures Limited, Allurion Technologies Holdings, Inc., Allurion Technologies, Inc., RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd., RTW Venture Fund Limited and CFIP2 ALLE LLC (incorporated by reference to Exhibit 10.5 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.20	Side Letter Agreement, dated as of May 2, 2023, by and among Allurion Technologies, Inc., CFIP2 ALLE LLC and Fortress Credit Corp. (incorporated by reference to Exhibit 10.7 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.21	Contribution Agreement, dated as of May 2, 2023, by and between Compute Health Sponsor LLC and Compute Health Acquisition Corp. (incorporated by reference to Exhibit 10.9 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.22	RSU Partial Forfeiture and Amendment Agreement, dated as of May 2, 2023, by and between Allurion Technologies, Inc. and Krishna Gupta (incorporated by reference to Exhibit 10.10 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.23++	Credit Agreement and Guaranty, dated as of August 1, 2023, by and among Allurion Technologies, LLC, Allurion Technologies, Inc., the Subsidiary Guarantors from time to time party thereto, the Lenders from time to time parties thereto and Fortress Credit Corp., as administrative agent (incorporated by reference to Exhibit 10.25 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

10.24#	Form of Restricted Stock Unit Award Agreement for Company Employees under the Allurion Technologies, Inc. 2023 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.27 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

10.25#	Form of Incentive Stock Option Agreement under the Allurion Technologies, Inc. 2023 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.28 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

10.26#	Form of Non-Qualified Stock Option Agreement under the Allurion Technologies, Inc. 2023 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.29 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2023).

10.27	Contribution Agreement, dated as of May 2, 2023, by and between Shantanu K. Gaur and Neha Gaur, Trustees of The Shantanu K. Gaur Revocable Trust of 2021, and Allurion Technologies Holdings, Inc. (incorporated by reference to Exhibit 10.8 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.28	ChEF Purchase Agreement, dated as of December 18, 2023, by and between Allurion Technologies, Inc. and Chardan Capital Markets LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 18, 2023).

10.29	Registration Rights Agreement dated as of December 18, 2023, by and between Allurion Technologies, Inc. and Chardan Capital Markets LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 18, 2023).

10.30†	Sales Agency Agreement, dated May 15, 2023, by and between Allurion Technologies, Inc. and Covidien AG (incorporated by reference to Exhibit 10.37 to the Registrant’s Registration Statement on Form S-4 filed with the SEC on July 6, 2023).

Exhibit Number	Description

10.31	Lease for 11 Huron Drive, Natick, MA 01760, dated June 15, 2016, by and between Allurion Technologies, Inc. and Legacy Huron, LLC, as amended by the First Amendment to Lease, dated November 28, 2016, the Second Amendment to Lease, dated March 20, 2017, the Third Amendment to Lease, dated June 21, 2017, the Fourth Amendment to Lease, dated August 21, 2017, the Fifth Amendment to Lease, dated October 30, 2017 and the Sixth Amendment to Lease, dated March 15, 2021 (incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

10.32+	Commercial Lease for 8 Erie Drive, Natick, MA 01760, dated January 8, 2018, by and between Allurion Technologies, Inc. and 8 Erie Drive, LLC (incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

10.33+	Lease for 3 Huron Drive, Natick, MA 01760, dated January 10, 2020, by and between Allurion Technologies, Inc. and 3 Huron Investments LLC (incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

10.34+	Lease for 14 Huron Drive, Natick, MA, dated June 18, 2014, by and between the Company and Fourteen Huron Drive, LLC, as amended by the First Amendment to Lease, dated June 30, 2017, the Third Amendment to Lease dated April 5, 2018, the Fourth Amendment to Lease, dated November 16, 2018, the Fifth Amendment to Lease dated as of August 12, 2019 and the Sixth Amendment to Lease, dated March 15, 2021 (incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-4 filed with the SEC on May 12, 2023).

10.35++	Side Letter Termination Agreement, dated as of May 2, 2023, by and among Allurion Technologies, Inc., Romulus Growth Allurion L.P. and Hunter Ventures Limited (incorporated by reference to Exhibit 10.1 to Compute Health Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on May 2, 2023).

10.36#	Settlement Agreement, dated as of December 12, 2023, by and between Allurion Technologies, Inc. and Benoit Chardon (incorporated by reference to Exhibit 10.36 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 26, 2024).

10.37#	Termination Agreement, dated as of December 12, 2023 by and between Allurion France and Benoit Chardon Consulting (incorporated by reference to Exhibit 10.37 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 26, 2024).

10.38	Amendment No. 1 to Credit Agreement and Guaranty, dated as of December 29, 2023, by and among Allurion Technologies, Inc., Allurion Technologies, LLC, the Subsidiary Guarantors from time to time party thereto, the Lenders from time to time party thereto and Fortress Credit Corp., as administrative agent for the Lenders (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 29, 2023).

10.39++	Note Purchase Agreement dated as of April 14, 2024, by and among Allurion Technologies, Inc., RTW Investments, LP, as agent for the purchasers party thereto from time to time, and Acquiom Agency Services LLC, as collateral agent for the purchasers (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 17, 2024).

10.40++	Omnibus Amendment, dated as of April 14, 2024, by and among Allurion Technologies, Inc., Allurion Technologies, LLC and certain entities that have engaged RTW Investments, LP as investment manager (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 17, 2024).

Exhibit Number	Description

10.41++	First Amendment to Amended and Restated Letter Agreement, dated as of April 14, 2024, by ad among Allurion Technologies, Inc., Allurion Technologies, LLC, RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Operating Ltd. (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 17, 2024).

10.42	First Amendment to Note Purchase Agreement, dated as of April 16, 2024, by and among Allurion Technologies, Inc., RTW Investments, LP, as agent for the purchasers party thereto from time to time, and Acquiom Agency Services LLC, as collateral agent for the purchasers (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 17, 2024).

10.43#	Employment Agreement between Allurion Technologies, Inc. and Brendan Gibbons (incorporated by reference to Exhibit 10.39 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 26, 2024).

10.44	Subscription Agreement, dated as of June 28 2024, between Allurion Technologies, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 1, 2024).

10.45	Eighth Amendment to 14 Huron Lease, dates as of April 3, 2024, by and between Allurion Technologies, Inc. and Fourteen Huron Drive, LLC (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024).

10.46	Offer Letter dated May 17, 2024 with Ojas Buch (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024).

10.47	Second Revenue Interest Financing Agreement, dated as of October 30, 2024, by and among Allurion Technologies, Inc. and certain entities that have engaged RTW Investments, LP as investment manager (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 4, 2024).

21.1	List of subsidiaries of Allurion Technologies, Inc. (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed with the SEC on March 26, 2024).

23.1*	Consent of Deloitte & Touche LLP.

23.2	Consent of Goodwin Procter LLP (included as part of Exhibit 5.1).

*	Filed herewith.
+

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

++

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

†	Portions of this exhibit have been redacted in accordance with Regulation S-K Item 601(a)(6).
#	Indicates a management contract or compensatory plan, contract or arrangement.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Natick, Commonwealth of Massachusetts, on the 20th day of December, 2024.

ALLURION TECHNOLOGIES, INC.

By:	/s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following person in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shantanu Gaur Shantanu Gaur	Chief Executive Officer, President and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	December 20, 2024

* Omar Ishrak	Director	December 20, 2024

* Krishna Gupta	Director	December 20, 2024

* Michael Davin	Director	December 20, 2024

* Larson Douglas Hudson	Director	December 20, 2024

/s/ Keith Johns Keith Johns	Director	December 20, 2024

* Nicholas Lewin	Director	December 20, 2024

/s/ Milena Albert-Perez Milena Alberti-Perez	Director	December 20, 2024

*By:	/s/ Shantanu Gaur
Shantanu Gaur Attorney-in-fact